Form 10-K, Exhibit 13
period 1994-01-01
SMITHS FOOD & DRUG CENTERS INC
filed 1994-03-28
CIK 850309

EXHIBIT 13.1

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net Sales
   Net sales increased 5.9% in 1993, 19.5% in 1992 and 9.2% in 1991 compared with the respective prior years. Since 1992 included 53 weeks compared to 52 weeks in 1993 and 1991, the increase in net sales would have been 8% in 1993 and 18% in 1992 after adjusting for the extra week. New stores increased net sales by 6.6% in 1993, 18.8% in 1992 and 8.1% in 1991. The fluctuation in sales increases from new stores resulted primarily from the timing of store openings within the respective years. Same store sales decreased 0.7% in 1993 and increased 0.7% in 1992 and 1.1% in 1991 compared with the respective prior years. The decrease in same store sales in 1993 was caused primarily by the effect on sales in Southern California due to the continuing recession in this market, heavy price competition in Utah resulting from the Company's aggressive pricing program and new stores opened by competitors. To the extent these conditions persist, the weakness in same store sales may continue. The increases in same store sales in 1992 and 1991 were generated as new stores opened in previous years continued to mature in their markets and as volume increased as a result of the Company's everyday low price policy.
   The Company opened 11 stores during 1993, 12 stores during 1992 and 17 stores during 1991. Retail square footage increased to 8,501,000 square feet at the end of 1993 (129 stores) from 7,668,000 square feet at the end of 1992 (119 stores) and 6,773,000 square feet at the end of 1991 (109 stores). Due to market conditions and current recessionary pressures in its expansion area, the Company is moderating its expansion plans. In 1994 and 1995, the Company anticipates opening 10 to 12 stores each year with continuing emphasis in Southern California. New stores opened by the Company in recent years have averaged approximately 75,000 square feet. Stores expected to be opened during 1994 range from 45,000 to 82,000 square feet. Future stores primarily will range from 54,000 to 66,000 square feet, although a few larger stores will be opened where appropriate.

Gross Margin
   Gross margins during 1993, 1992 and 1991 were 22.5%, 22.9% and 22.3%, respectively. The decrease in 1993 was caused primarily by the Company's aggressive Utah pricing program, which commenced in July 1993. To reinforce the Company's everyday low price program, prices in Utah stores were lowered on more than 10,000 grocery, meat and produce items. Management anticipates that this new pricing program will enhance long term earnings potential. However, in the near term, both gross margins and net income are expected to be under pressure as the Company continues to build sales volume. The improvements in gross margins in 1992 and 1991 were due to the further maturing of new and existing store marketing areas, a shift in product mix to private label and other higher margin products in the Company's specialty departments and continuing improvements in backstage efficiencies.
   Gross margins also have been and are expected to be affected by the Company's expansion program. The stores in Southern California tend to operate at higher gross margins to offset higher real estate, operating and labor costs. Additionally, the new 1,000,000 square foot distribution center in Riverside, California , including a dairy processing plant, was completed and began operations in late 1993. This new center is expected to increase gross margins in the Southern California region through backstage efficiencies and reduced shipping expenses. However, the Company anticipates that new stores recently opened and the planned new stores in Southern California will apply pressure on the Company's gross margins until the stores become established in their respective markets.
   In 1992 the Company adopted the last-in, first-out (LIFO) cost method for valuing inventories. The adoption of LIFO did not have a material effect on the 1992 financial statements. The pretax LIFO charge was $1.6 million in 1993. There were no LIFO charges or credits in 1992.

Operating, Selling and Administrative Expenses
   Operating, selling and administrative expenses as a percent of net sales were 15.3% in 1993, 15.8% in 1992 and 15.5% in 1991. The decrease in 1993, resulting primarily from the Company's aggressive program to reduce operating costs, was somewhat offset by the higher operating costs associated with continued expansion into Southern California. The increase in 1992 was caused mainly by the higher operating costs incurred by the stores in the Southern California market. The Company anticipates that the new and planned stores in Southern California will increase operating, selling and administrative expenses as a percent of net sales until anticipated economies of scale are realized.

Depreciation and Amortization Expenses
   Depreciation and amortization expenses increased 22.0% in 1993, 38.9% in 1992 and 19.1% in 1991 over the respective prior years due to the addition of new combination centers and distribution and processing facilities.

Interest Expense
   Interest expense increased 23.5% in 1993, 19.2% in 1992 and 18.5% in 1991 compared with the respective prior years as a result of net increases in the average long-term debt amounts for each period. However, the increase in 1991 was partially offset by a reduction of debt from the proceeds of the Company's public offering of Class B Common Stock in July 1991.

Income Taxes
   Income taxes as a percent of income before income taxes were 42.8% in 1993, 39.1% in 1992 and 38.5% in 1991. The Omnibus Budget Reconciliation Act of 1993 increased the Company's Federal Tax rate from 34% to 35%. As a result of the increased tax rate, net income for 1993 was reduced by $2.75 million or $.09 per common share. This reduction consisted of $.80 million or $.03 per common share for the rate increase on income earned in 1993 and $1.95 million or $.06 per common share for the increase in recorded deferred taxes. The effective tax rate, including state income taxes, for 1994 is expected to approximate 40.5%. The increase in 1992 was due primarily to the Company's increased presence in markets that have higher state tax rates.

Net Income
   As the Company opens new stores and enters new markets, pressure on net income is created by normal start-up costs associated with new store openings and by the Company aggressively pursuing its everyday low price policy in order to establish market share within each store's trading area and build sufficient volume to effect anticipated economies of scale. Management believes that net income in 1994 will come under pressure as the Company continues its expansion into selected markets in Southern California. The Company operated 26 combination stores in Southern California at the end of 1993 and plans to open additional stores in that market. Net income may also be affected by the relatively higher real estate costs and operating and selling expenses (including preopening, startup and advertising expenses) typically associated with stores in the Southern California market. However these higher costs may be offset to some degree, depending upon competitive conditions, by the generally higher gross margins expected in that market. In addition, net income may continue to be affected by price competition in its Utah market as a result of the Company's aggressive pricing program.

LIQUIDITY AND CAPITAL RESOURCES

   Cash and cash equivalents increased $46.4 million during 1993 and $1.1 million during 1992. The increase during 1993 primarily resulted from the receipt of $152.7 million from a sale/leaseback transaction completed at the end of 1993. The proceeds from the sale/leaseback transaction will be used to finance 1994 store expansion, cash management efforts, and normal cash activities. Working capital increased to $160.4 million at January 1, 1994 from $91.2 million at January 2, 1993, an increase of $69.2 million. The Company's current ratio at the end of 1993 was 1.5:1 compared to 1.3:1 in 1992 and 1.1:1 in 1991. The working capital is supplemented by unused revolving credit lines which aggregated $60 million at January 1, 1994.
   Cash provided by operating activities amounted to $118.6 million and $84.6 million for 1993 and 1992, respectively. Cash normally provided by operating activities in each of such years was partially offset by increases in inventory balances. The Company maintains levels of inventory necessary to support its highvolume, everyday low price merchandising strategy. Inventories increased $36.5 million and $51.0 million to $377.9 million and $341.4 million at the end of 1993 and 1992, respectively.
These increases in inventories were caused mainly by warehouse and store expansion and forward buying.
   Cash used in investing activities totaled $164.4 million for 1993 and $286.6 million for 1992. Additions to property and equipment totaled $322.3 million in 1993 and $288.0 million in 1992 reflecting the Company's ongoing expansion program. In 1993 the Company completed the sale and leaseback of several recently constructed stores and its new Riverside distribution center totaling $152.7 million. There were no sale/leaseback transactions in 1992. The Company anticipates investing approximately $150 million during 1994 for the development and construction of new food and drug centers, remodeling of existing stores and replacing equipment. However, the actual timing and amount of capital expenditures will depend upon a number of factors.
   Cash provided by financing activities totaled $92.3 million for 1993 and $203.1 million for 1992. The Company obtained $262.0 million during 1993 and $252.7 million during 1992 in additional unsecured long-term borrowings to finance additions to property and equipment. In connection with the above referenced sale/leaseback transaction, the Company caused to be filed on November 18, 1993 a shelf registration statement with the Securities and Exchange Commission relating to the public offering of up to $300 million aggregate principal amount of Pass Through Certificates. The shelf registration was declared effective in January 1994. Quarterly cash dividends have been paid on the Company's Class A and Class B Common Stock since 1989.
   At January 1, 1994 and January 2, 1993, the Company had outstanding $704.0 million and $592.3 million, respectively, of long-term debt, principally borrowed from insurance companies and other institutional lenders. Of these amounts, $289.1 million and $325.1 million were secured by real estate assets at the end of each respective year. The Company has not experienced difficulty in obtaining financing at satisfactory interest rates. Management believes that the financial resources available to it, including proceeds from sale/leaseback transactions, amounts available under existing and future bank lines of credit, additional long-term financings and internally generated funds, will be sufficient to meet planned capital expansion and working capital requirements for the foreseeable future, including debt and lease servicing requirements. The Company may, however, use additional sources of funds for such purposes, including the issuance of debt or equity securities and leasing rather than owning real estate and equipment.

INFLATION

   In recent years, the impact of inflation on the Company's operating results has been moderate, reflecting generally lower rates of inflation in the economy. Management does not believe that the Company will be adversely affected by any significant future inflation because of the large number of Company-owned stores which do not have contingent or volume-related rental obligations. While inflation has not had, and the Company does not expect it to have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

                     CONSOLIDATED STATEMENTS OF INCOME

Dollar amounts in thousands,

except per share data                      1993         1992        1991



Net sales                            $2,807,165   $2,649,860  $2,217,437
Cost of goods sold                    2,175,061    2,042,800   1,723,848
                                     ----------   ----------  ----------
                                        632,104      607,060     493,589
Expenses:
 Operating, selling and
  administrative                        430,258      419,664     344,363
 Depreciation and
  amortization                           77,099       63,216      45,510
 Interest                                44,627       36,130      30,319
                                     ----------   ----------  ----------
                                        551,984      519,010     420,192
                                     ----------   ----------  ----------
Income before income taxes               80,120       88,050      73,397
Income taxes                             34,300       34,400      28,300
                                     ----------   ----------  ----------
Net income                           $   45,820   $   53,650  $   45,097
                                     ==========   ==========  ==========


Net income per share of
  Common Stock                            $1.52        $1.79       $1.65
See notes to consolidated financial statements

                        CONSOLIDATED BALANCE SHEETS


Dollar amounts in thousands                               1993           1992
ASSETS
 Current Assets
  Cash and cash equivalents                         $   61,921     $   15,526
  Rebates and accounts receivable                       20,838         16,800
  Inventories                                          377,939        341,416
  Prepaid expenses and deposits                         19,634         20,616
                                                    ----------     ----------
  Total Current Assets                                 480,332        394,358
 Property and Equipment
  Land                                                 282,469        277,167
  Buildings                                            582,775        549,935
  Leasehold improvements                                38,866         30,668
  Fixtures and equipment                               538,882        436,969
                                                    ----------     ----------
                                                     1,442,992      1,294,739
  Less allowances for depreciation and amortization    284,363        217,101
                                                    ----------     ----------
                                                     1,158,629      1,077,638
 Other Assets                                           15,347         14,089
                                                    ----------     ----------
                                                    $1,654,308     $1,486,085
                                                    ==========     ==========




LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
 Current Liabilities
  Trade accounts payable                            $  185,225     $  184,106
  Accrued sales and other taxes                         38,763         32,138
  Accrued payroll and related benefits                  73,467         65,460
  Current maturities of long-term debt                  21,473         20,373
  Current maturities of Redeemable Preferred Stock       1,046          1,046
                                                    ----------     ----------
  Total Current Liabilities                            319,974        303,123
 Long-Term Debt, less current maturities               704,014        592,311
 Deferred Income Taxes                                  82,700         68,800
 Redeemable Preferred Stock, less current maturities     5,423          6,462
 Common Stockholders' Equity
  Convertible Class A Common Stock (shares issued
    and outstanding, 12,617,445 in 1993 and
    13,403,132 in 1992)                                    126            134
  Class B Common Stock (shares issued, 17,344,566
    in 1993 and 16,558,879 in 1992)                        173            165
  Additional paid-in capital                           285,482        285,980
  Retained earnings                                    259,400        229,110
                                                    ----------     ----------
                                                       545,181        515,389

  Less cost of Common Stock in the
    treasury (95,718 shares)                             2,984
                                                    ----------     ----------
                                                       542,197        515,389
                                                    ----------     ----------
                                                    $1,654,308     $1,486,085
                                                    ==========     ==========




See notes to consolidated financial statements

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY


                                             Class A                Class B
                                        Common Stock           Common Stock  Additional
Dollar amounts in thousands,        Number of    Par      Number of     Par     Paid-in  Retained  Treasury
except per share data                  Shares  Value         Shares   Value     Capital  Earnings     Stock     Total
Balance at December 30, 1990       15,843,764   $158      9,428,247    $ 94    $114,418  $153,488            $268,158
 Net income for 1991                                                                       45,097              45,097
 Issuance of Class B
  Common Stock                                            4,690,000      47     170,810                       170,857
 Conversion of shares from
  Class A to Class B              (1,683,334)   (17)      1,683,334      17
Cash dividends -- $.36 per share                                                          (9,942)             (9,942)
 Other                                                                              216                           216
                                   ----------   ----     ----------    ----    --------  --------  --------  --------
Balance at December 28, 1991       14,160,430    141     15,801,581     158     285,444   188,643             474,386

 Net income for 1992                                                                       53,650              53,650
 Conversion of shares from
  Class A to Class B                (757,298)    (7)        757,298       7
Cash dividends -- $.44 per share                                                         (13,183)            (13,183)
 Other                                                                              536                           536
                                   ----------   ----     ----------    ----    --------  --------  --------  --------
Balance at January 2, 1993         13,403,132    134     16,558,879     165     285,980   229,110             515,389

 Net income for 1993                                                                       45,820              45,820
 Conversion of shares from
  Class A to Class B                (785,687)    (8)        785,687       8
 Purchase of Class B Common
  Stock for the treasury                                                                          $(11,074)  (11,074)
 Shares sold to the Employee
  Stock Profit Sharing Plan                                                       (212)               3,237     3,025
 Shares sold under the Employee
  Stock Purchase Plan                                                             (771)               4,853     4,082
Cash dividends -- $.52 per share                                                         (15,530)            (15,530)
 Other                                                                              485                           485
                                   ----------   ----     ----------    ----    --------  --------  --------  --------
Balance at January 1, 1994         12,617,445   $126     17,344,566    $173    $285,482  $259,400 $ (2,984)  $542,197
                                   ==========   ====     ==========    ====    ========  ========  ========  ========

See notes to consolidated financial statements

                   CONSOLIDATED STATEMENTS OF CASH FLOWS




Dollar amounts in thousands                1993           1992           1991

Operating Activities
  Net income                           $ 45,820       $ 53,650       $ 45,097
  Adjustments to reconcile net
   income to cash provided by
   operating activities:
   Depreciation and amortization
    (including amounts charged to
    cost of goods sold)                  82,173         67,781         50,495
   Deferred income taxes                 15,400         16,000          8,500
   Other                                    485            536            216
   Changes in operating assets
    and liabilities:
    Rebates and accounts receivable     (4,038)        (1,726)            227
    Inventories                        (36,523)       (50,989)       (80,796)
    Prepaid expenses and deposits         (518)       (10,161)          (244)
    Trade accounts payable                1,119          3,723         18,051
    Accrued sales and other taxes         6,625          1,296          2,535
    Accrued payroll and related benefits  8,007          4,478         17,823
                                       --------       --------       --------
Cash provided by operating activities   118,550         84,588         61,904

Investing Activities
  Additions to property and equipment (322,301) (287,989) (281,560) Sale/leaseback arrangements and
   other property and equipment sales   159,137          3,920          7,027
  Other                                 (1,258)        (2,500)        (2,885)
                                       --------       --------       --------
Cash used in investing activities     (164,422)      (286,569)      (277,418)

Financing Activities
  Additions to long-term debt           262,000        252,748         77,007
  Payments on long-term debt          (149,197)       (35,513)       (24,124)
  Redemptions of Redeemable
   Preferred Stock                      (1,039)          (939)        (1,047)
  Proceeds from sale of Class B
   Common Stock                                                       170,857
  Purchases of Treasury Stock          (11,074)
  Proceeds from sales of Treasury Stock   7,107
  Payment of dividends                 (15,530)       (13,183)        (9,942)
                                       --------       --------       --------
Cash provided by financing activities    92,267        203,113       212,751
                                       --------       --------       --------
Net increase (decrease) in cash
  and cash equivalents                   46,395          1,132        (2,763)
Cash and cash equivalents at
  beginning of year                      15,526         14,394         17,157
                                       --------       --------       --------
Cash and cash equivalents at
  end of year                          $ 61,921       $ 15,526       $ 14,394
                                       ========       ========       ========



See notes to consolidated financial statements

Notes to Consolidated Financial Statements


NOTE A - Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Smith's Food & Drug Centers, Inc. and its wholly-owned subsidiaries (The Company), after the elimination of significant intercompany transactions and accounts. The Company operates a regional supermarket and drug store chain in the Intermountain, Southwestern, and Southern California regions of the United States.

Definition of Accounting Period
The Company's fiscal year ends on the Saturday nearest to December 31. Fiscal year operating results include 52 weeks for each year except 1992 which includes 53 weeks.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with maturities less than three months. The amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Inventories
Inventories are valued at the lower of cost or market. In 1992 the last-in, first-out (LIFO) cost method was adopted for valuing inventories. The adoption of LIFO did not have a material effect on the financial statements. Approximately 95% of inventories in 1993 and 1992 were valued using LIFO. Other inventories were valued using the first-in, first-out method.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided by the straight-line method based upon estimated useful lives. Improvements to leased property are amortized over their estimated useful lives or the remaining terms of the leases, whichever is shorter.

Pre-Operating and Closing Costs
Costs incurred in connection with the opening of new stores and distribution facilities are expensed as incurred. The remaining net investment in stores closed, less salvage value, is charged against earnings in the period of closing and, for leased stores, a provision is made for the remaining lease liability, net of expected sublease rental.

Interest Costs
Interest costs are expensed as incurred, except for interest costs which have been capitalized as part of the cost of properties under development. The Company's cash payments for interest (net of capitalized interest of approximately $14.5 million in 1993, $8.8 million in 1992, and $8.0 million in 1991) amounted to $39.8 million in 1993, $33.6 million in 1992, and $27.9 million in 1991.

Income Taxes
The Company determines its deferred tax assets and liabilities based on differences between the financial reporting and tax basis of its assets and liabilities using the tax rates that will be in effect when the differences are expected to reverse. Deferred income taxes result primarily from temporary differences arising from accrued insurance claims and using different depreciation and amortization methods for book and tax purposes.

Net Income Per Share of Common Stock
Net income per share of Common Stock is computed by dividing the net income by the weighted average number of shares of Common Stock outstanding of 30,238,811 in 1993, 29,962,011 in 1992, and 27,397,973 in 1991. In 1993,
the weighted average number of common shares includes common stock equivalents in the form of stock options. In 1992 and 1991, stock options were excluded from the calculation. Stock options did not have a material dilutive effect on the net income per share calculation in any period reported.

Litigation
The Company is a party to certain legal actions arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

Reclassifications
Certain reclassifications have been made to the 1992 financial statements to conform with the 1993 presentation.


NOTE B - Property and Equipment
The Company depreciates its buildings over 25 to 30 years and its fixtures and equipment over a period of 2 to 9 years and amortizes its leasehold improvements over their estimated useful lives or the life of the lease, whichever is shorter. Property and equipment consists of the following:

                                    Allowances for         Net    Current Year
                                   Depreciation and       BookDepreciation and
Dollar amounts in thousands    Cost   Amortization       Value    Amortization
1993
 Land                     $282,469                    $282,469
 Buildings                  582,775       $75,663      507,112         $17,902
 Leasehold improvements      38,866          8,333      30,533           1,884
 Fixtures and equipment     538,882        200,367     338,515          62,387
                         ----------       --------  ----------         -------
                        $1,442,992       $284,363  $1,158,629          $82,173
                         ==========       ========  ==========         =======
1992
 Land                     $ 277,167                  $ 277,167
 Buildings                  549,935        $60,199     489,736         $15,675
 Leasehold improvements      30,668          6,742      23,926           1,744
 Fixtures and equipment     436,969        150,160     286,809          50,362
                         ----------       --------  ----------         -------
                         $1,294,739       $217,101  $1,077,638         $67,781
                         ==========       ========  ==========         =======


NOTE C - Long-Term Debt
Long-term debt consists of the following:

Dollar amounts in thousands                               1993      1992
Mortgage notes, collateralized by property and
 equipment with a cost of $451.4 million in 1993
 and $479.2 million in 1992, due through 2011 with
 interest at an average rate of 9.77% in 1993 and
 9.92% in 1992                                       $ 301,740  $335,457
Unsecured notes, due in 2002 through 2015 with
 varying annual installments starting in 2000
 which accrue interest at an average rate of 7.68%
 in 1993 and 8.49% in 1992                             410,000   148,127
Revolving credit bank loans                                       70,000
Short-term bank loans refinanced in 1993 as
 unsecured notes                                                  45,000
Industrial revenue bonds, collateralized by
 property and equipment with a cost of $21.0
 million in 1993 and $18.8 million in 1992 due
 in 1994 through 2010 plus interest at an average
 rate of 6.68% in 1993 and 6.85% in 1992                 8,847     9,847
Other                                                    4,900     4,253
                                                      --------  --------
                                                       725,487   612,684
Less current maturities                                 21,473    20,373
                                                      --------  --------
                                                      $704,014  $592,311
                                                      ========  ========

Interest rates on the revolving credit bank loans are generally lower than the prime rate. The agreements are reviewed annually with the banks, at which time the date each installment is due is generally extended one year. At January 1, 1994, the Company had unused lines of credit related to unsecured revolving credit bank loans of $60.0 million.

The Company's loan agreements contain provisions which require the Company to maintain a specified level of consolidated net worth, fixed charge coverage and ratio of debt to net worth.

Maturities of the Company's long-term debt for the five fiscal years succeeding January 1, 1994 are approximately $21.5 million in 1994, $24.3 million in 1995, $25.9 million in 1996, $23.6 million in 1997 and $24.3 million in 1998.

The amounts classified as short-term bank loans and revolving credit bank loans approximate their fair value. The fair value of the Company's long-term debt was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of debt arrangements.


NOTE D - Redeemable Preferred Stock
The Company has 85,000,000 shares of $.01 per share par value Preferred Stock authorized. The Company has designated 34,524,579 of these shares as Series I Preferred Stock, of which 19,406,694 shares and 22,523,691 shares were issued and outstanding in 1993 and 1992, respectively. The Preferred Stock has no dividend requirement.

All shares of the Company's Series I Preferred Stock are subject to redemption at any time at the option of the Board of Directors, in such numbers as the Board may determine, and at a redemption price of $.33 1/3 per share. The scheduled redemptions of the Company's Redeemable Preferred Stock are approximately $1.0 million each year until all outstanding shares are redeemed. Upon liquidation of the Company, each share of Series I Preferred Stock is entitled to a liquidation preference of $.33 1/3, on a pro rata basis with any other series of Preferred Stock, before any distribution to the holders of Class A Common Stock or Class B Common Stock. Each Share of Series I Preferred Stock is entitled to ten votes per share. Redeemable Series I Preferred Stock is stated at redemption value in the balance sheets.

The amount included in the balance sheet for Redeemable Preferred Stock approximates its fair value.


NOTE E - Common Stockholders' Equity
The voting powers, preferences and relative rights of Class A Common Stock and Class B Common Stock are identical in all respects, except that the holders of Class A Common Stock have ten votes per share and the holders of Class B Common Stock have one vote per share. Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock. The Company's Certificate of Incorporation also provides that each share of Class A Common Stock will be converted automatically into one share of Class B Common Stock if at any time the number of shares of Class A Common Stock issued and outstanding shall be less than 2,910,885. Future sales or transfers of the Company's Class A Common Stock are restricted to the Company or immediate family members of the original Class A Common Stockholders unless first presented to the Company for conversion into an equal number of Class B Common Stock shares. The Class B Common Stock has no conversion rights. At January 1, 1994 there were 20,000,000 shares of $.01 per share par value Class A Common Stock and 100,000,000 shares of $.01 per share par value Class B Common Stock authorized.


NOTE F - Income Taxes
Income tax expense consists of the following:

Dollar amounts in thousands      1993         1992        1991
Current:
  Federal                     $15,715      $15,493     $17,050
  State                         3,185        2,907       2,750
                              -------      -------     -------
                               18,900       18,400      19,800
Deferred:
  Federal                      13,012       13,819       7,057
  State                         2,388        2,181       1,443
                              -------      -------     -------
                               15,400       16,000       8,500
                              -------      -------     -------
                              $34,300      $34,400     $28,300
                              =======      =======     =======

Income tax expense included a charge of $1.95 million in 1993 resulting from applying the increased federal tax rate to deferred tax items. Cash disbursements for income taxes were $17.3 million in 1993, $17.6 million in 1992, and $23.4 million in 1991.

The difference between income tax expense and the tax computed by applying the statutory income tax rate to income before income taxes is as follows:

                                                1993      1992      1991
Statutory federal income tax rate               35.0%     34.0%
34.0%
State income tax rate, net of federal
  income tax effect                              5.2       5.0       4.4
Job tax credits                                  (.3)      (.4)
(.5)
Effect of income tax rate increase on
  deferred taxes                                 2.4
Other                                             .5        .5        .6
                                               ----      ----      ----
                                                42.8%     39.1%
38.5%
                                               ====      ====      ====

Deferred income taxes arise because of differences in the treatment of income and expense items for financial reporting and income tax purposes. The effect of temporary differences that give rise to deferred tax balances are as follows:

Dollar amounts in thousands                          1993         1992
Deferred tax liabilities:
 Depreciation and amortization                    $85,078      $70,595
 Other                                              7,203        4,218
                                                  -------      -------
                                                   92,281       74,813
Deferred tax assets:
 Reserves                                        (11,243)     (10,045)
 Other                                            (3,495)      (2,568)
                                                  -------      -------
                                                 (14,738)     (12,613)
                                                  -------      -------
Net current deferred tax assets                   (5,157)      (6,600)
                                                  -------      -------
Net non-current deferred tax liabilities          $82,700      $68,800
                                                  =======      =======


NOTE G - Fair Value of Financial Instruments
The carrying amounts and related fair values of the Company's financial instruments are as follows:

                                        1993                     1992
Dollar amounts in thousands     Carrying      Fair       Carrying      Fair
                                  Amount     Value         Amount     Value
Cash and cash equivalents        $61,921   $61,921        $15,526   $15,526
Long-term debt                   725,487   784,627        612,684   649,192
Redeemable Preferred Stock         6,469     6,469          7,508     7,508


NOTE H - Leases and Commitments
The Company leases property and equipment under terms which include, in some cases, renewal options, escalation clauses or contingent rentals which are based on sales. Total rental expense for such leases amounted to the following:

Dollar amounts in thousands                1993         1992        1991
Minimum rentals                         $19,539      $18,956     $15,650
Contingent rentals                          281          161       1,041
                                        -------      -------     -------
                                         19,820       19,117      16,691
Less sublease rental income               5,506        4,906       4,705
                                        -------      -------     -------
                                        $14,314      $14,211     $11,986
                                        =======      =======     =======

At January 1, 1994, future minimum rental commitments and sublease rental income for all noncancellable leases with initial or remaining terms of one year or more consisted of the following:

                                                        Less
                                       Minimum      Sublease
                                         Rental       Rental
Dollar amounts in thousands         Commitments       Income       Total
1994                                   $ 20,535      $ 6,167    $ 14,368
1995                                     20,780        5,964      14,816
1996                                     35,876        5,456      30,420
1997                                     32,275        5,116      27,159
1998                                     33,630        4,921      28,709
Thereafter                              586,638       25,042     561,596
                                       --------      -------    --------
                                       $729,734      $52,666    $677,068
                                       ========      =======    ========

At January 1, 1994 the Company had contract commitments of approximately $15.4 million for future construction.

During 1993, the Company entered into a sale and leaseback agreement for several recently constructed stores and the new Riverside distribution center, the net proceeds from which totaled $152.7 million. The lease is for a period of 25 years with annual rentals.


NOTE I - Employee Stock Plans
In 1993 the Company established a stock profit sharing plan under which year end employees who are compensated for more than 1,000 hours during the year are participants. Eligible employees are allocated shares of stock based on hours of service up to 2,080 hours. Contributions are made at the sole discretion of the Company based on its profitability. The contribution expense in 1993 was $3.0 million.

In 1993 the Company established a stock purchase plan which permits employees to purchase shares of the Company's Class B Common Stock through payroll deductions at 85% of fair market value at the time of purchase. Employees purchased 180,950 shares from the Treasury during 1993.

The Company has a Stock Option Plan which authorizes the Compensation Committee of the Board of Directors to grant options to key employees for the purchase of Class B Common Stock. In April 1992, the aggregate number of shares available for grant under the plan was increased to equal 10% of the number of shares of Class B Common Stock authorized. However, the number of outstanding and unexercised options shall not exceed 10% of the number of shares of Class A and Class B Common Stock outstanding. The number of unoptioned shares of Class B Common Stock available for grant was 1,489,129 shares and 1,888,701 shares at the end of 1993 and 1992, respectively. The options may be either incentive stock options or non-qualified stock options. Stock options granted to key employees and options outstanding are as follows:

                                              Option Price     Number of
                                                 per Share        Shares
Balance at December 30, 1990                        $19.00       813,000
 Granted                                             19.00       191,000
 Forfeited                                           19.00      (66,000)
                                                    -----      ---------
Balance at December 28, 1991                         19.00       938,000
 Granted                                             19.00       198,500
 Forfeited                                           19.00      (29,000)
                                                    -----      ---------
Balance at January 2, 1993                           19.00     1,107,500
 Granted                                             19.00       622,000
 Forfeited                                           19.00     (232,000)
                                                    -----      ---------
Balance at January 1, 1994                          $19.00     1,497,500
                                                    =====      =========


The options are exercisable as follows:

                                                               Number of
                                                                  Shares
 January 4, 1997                                                  25,000
 June 21, 1999                                                   516,000
 March 1, 2000                                                    30,000
 January 1, 2001                                                 162,000
 September 18, 2001                                               20,000
 December 1, 2001                                                 30,000
 January 2, 2002                                                  79,500
 January 4, 2003                                                  59,000
 June 1, 2003                                                      1,000
 December 20, 2003                                               515,000
                                                               ---------
                                                               1,437,500
Options currently exercisable                                     60,000
                                                               ---------
                                                               1,497,500
                                                               =========

Compensation expense for the difference between the market value of the options on the grant date and the grant price is recognized on a straight-line basis over the life of the options. The amount charged to operations in 1993, 1992, and 1991 was immaterial.


NOTE J - Pension Plans
Employees whose terms of employment are determined by negotiations with recognized collective bargaining units are covered by their respective multi-employer defined benefit pension plans to which the Company contributes. The costs charged to operations for these plans amounted to approximately $3.3 million in 1993, $2.3 million in 1992, and $1.6 million in 1991. Other information for these multi-employer plans is not available to the Company.

The Company maintains a defined benefit pension plan for all other permanent employees which provides for normal retirement at age 65. Employees are eligible to join when they complete at least one year of service and have reached age 21. The benefits are based on years of service and stated amounts associated with those years of service. The Company's funding policy is to contribute annually the maximum amount deductible for federal income tax purposes. Net pension cost includes the following components:

Dollar amounts in thousands                1993         1992        1991
Service cost - present value of
 benefits earned during the period       $1,869       $1,619      $1,364
Interest cost on projected benefit
 obligation                               1,350        1,079         776
Actual return on plan assets            (1,053)        (339)     (1,170)
Net amortization and deferral             (304)        (628)         310
                                         ------       ------      ------
                                         $1,862       $1,731      $1,280
                                         ======       ======      ======

The following table presents the plan's funded status and amounts recognized in the Company's consolidated balance sheets:

Dollar amounts in thousands                             1993        1992
Actuarial present value of accumulated benefits
 based on service rendered to date:
 Vested                                              $14,623     $10,234
 Non-vested                                            3,750       3,371
                                                     -------     -------
                                                      18,373      13,605
Plan assets at fair value (primarily in equity
 and fixed income funds and real estate)              17,188      13,317
                                                     -------     -------
Projected benefit obligation in excess of fair
 value of plan assets                                (1,185)       (288)
Unrecognized net loss from past experience
 different from that assumed and effects of
 changes in assumptions                                5,616       3,431
Prior service cost not yet recognized in net
 periodic pension cost                                   188         391
Unrecognized net asset                               (1,304)     (1,467)
                                                     -------     -------
Net prepaid pension expense                           $3,315      $2,067
                                                      ======      ======

The weighted average discount rate used to determine the actuarial present value of the projected benefit obligation was 7.75% in 1993 and 8.5% 1992. The expected long-term rate of return on plan assets was 9.5% in 1993, 1992, and 1991.

The Company provides a 401(k) plan for virtually all employees. The plan is entirely funded by employee contributions which are based on employee compensation not to exceed certain limits.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

Board  of Directors and Stockholders
  of Smith's Food &  Drug Centers, Inc.

  We have audited the accompanying consolidated balance sheets of Smith's Food & Drug Centers, Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three fiscal
years in the   period   ended  January  1,  1994.   These   financial
statements   are   the  responsibility  of   the   Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.
  We   conducted  our  audits  in  accordance  with  generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith's Food & Drug Centers, Inc. and subsidiaries at January 1, 1994 and January 2, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 1994, in conformity with generally accepted accounting principles.

                                                  ERNST & YOUNG


Salt Lake City, Utah
January 27, 1994


           FIVE YEAR SUMMARY OF SELECTED FINANCIAL AND OPERATING DATA

Dollar amounts in thousands,   1993        1992         1991        1990         1989
except per share data      52 Weeks    53 Weeks     52 Weeks    52 Weeks     52 Weeks
Income Statement Data
  Net sales             $2,807,165  $2,649,860   $2,217,437  $2,031,373   $1,731,559
  Gross profit             632,104     607,060      493,589     442,318      376,816
  Operating, selling
  and administrative
  expense                  430,258     419,664      344,363     323,792      277,986
  Depreciation and
  amortization expense      77,099      63,216       45,510      38,217       31,009
  Interest expense          44,627      36,130       30,319      25,595       26,290
  Income before
  income taxes              80,120      88,050       73,397      54,714       41,531
  Net income                45,820      53,650       45,097      34,314       26,131

Common Stock Data
  Average number of
  common shares
  outstanding           30,238,811  29,962,011   27,397,973  25,272,011   22,479,281
  Net income per
  common share          $     1.52  $     1.79   $     1.65  $     1.36   $     1.16
  Dividends per
  common share                 .52         .44          .36         .28          .10
  Book value per
  common share               18.15       17.20        15.83       10.61         9.53

Balance Sheet Data
  Net property and
  equipment             $1,158,629  $1,077,638   $  861,350  $  637,312   $  511,345
  Total assets           1,654,308   1,486,085    1,196,689     891,716      728,482
  Long-term debt,less
  current maturities       704,014     592,311      375,632     326,190      257,208
  Redeemable Preferred
  Stock,less current
  maturities                 5,423       6,462        7,401       8,448        9,542
  Common stockholders'
  equity                   542,197     515,389      474,386     268,158      240,920

Select Operating Data
  Number of stores             129         119          109          95           98
  Total store square
  footage                8,501,000   7,668,000    6,773,000   5,580,000    5,235,000
  Number of employees       18,759      19,310       18,303      15,208       15,289

                         QUARTERLY FINANCIAL DATA
                                (unaudited)

Dollar amounts in thousands,
except per share data      First    Second     Third    Fourth         Year
Fiscal 1993
  Net sales             $688,239  $705,520  $686,747  $726,659   $2,807,165
  Gross profit           160,350   162,538   151,226   157,990      632,104
  Net income              14,007    13,999     7,911     9,903       45,820
  Net income per
    common share             .46       .46       .26       .34         1.52
  NYSE price range
    High                  37 1/4    33 1/4    26 1/2    22 1/2
    Low                   31        23 5/8    20        19

Fiscal 1992
  Net sales             $669,511  $640,096  $653,385  $686,868   $2,649,860
  Gross profit           151,229   147,297   150,989   157,545      607,060
  Net income              13,148    13,544    13,844    13,114       53,650
  Net income per
    common share             .44       .45       .46       .44         1.79
  NYSE price range
    High                  43 1/4    38        34 3/4    37 3/4
    Low                   33 3/8    27 7/8    25 3/4    32 3/4

Fiscal 1991
  Net sales             $532,922  $547,007  $544,026  $593,482   $2,217,437
  Gross profit           116,855   120,285   121,925   134,524      493,589
  Net income              10,406    10,844    12,228    11,619       45,097
  Net income per
    common share             .41       .43       .42       .39         1.65
  NYSE price range
    High                  41 1/2    43 3/4    42 3/8    39
    Low                   28 3/4    36 1/2    35 1/2    30 1/4