Form 10-K, Exhibit 13
SMITHS FOOD & DRUG CENTERS INC
filed 1995-03-30
CIK 850309

EXHIBIT 13.1

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
	    CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net Sales
     Net sales increased 6.2% in 1994, 5.9% in 1993, and 19.5% in 1992 compared with the respective prior years.
Since 1992 included 53 weeks compared to 52 weeks in 1993 and 1991, the increase in net sales would have been 8% in 1993 and 18% in 1992 after adjusting for the extra week.
New stores increased net sales by 8.5% in 1994, 6.6% in 1993, and 18.8% in 1992. The fluctuation in sales increases from new stores resulted primarily from the timing of store openings within the respective years.
Same store sales decreased 2.3% in 1994, 0.7% in 1993, and increased 0.7% in 1992 compared with the respective prior years. The decreases in same store sales in 1994 and 1993 were caused primarily by the continuing recession in Southern California and new stores opened by competitors in this and other markets. Same store sales in 1993 also were negatively affected by heavy price competition in Utah resulting from the Company's aggressive pricing program. To the extent these conditions persist, the decreases in same store sales may continue.
     The Company opened 8 stores during 1994, 11 stores during 1993, and 12 stores during 1992. Retail square footage increased to 9,101,000 square feet at the end of 1994 (137 stores) from 8,501,000 square feet at the end of 1993 (129 stores) and 7,668,000 square feet at the end of 1992 (119 stores). An additional four stores were completed during 1994. However, to avoid problems associated with opening stores during the Christmas season, the grand openings for these completed stores were held in January. During 1995, the Company slowed its expansion into Southern California in order to focus on the operations of the 32 stores opened in that region during the past three years. The Company plans to open new stores in other states to offset the fewer California openings. In 1995, the Company anticipates opening 14 to 16 stores including the four stores completed during 1994 and 10 to 12 stores in 1996. Future stores primarily will range from 54,000 to 66,000 square feet, although a few larger stores will be opened where appropriate.

Gross Margins
     Gross margins during 1994, 1993, and 1992 were 22.2%,
22.5%, and 22.9%, respectively. The decreases in 1994 and 1993 were caused primarily by the Company's aggressive
Utah pricing program, which commenced in July 1993. To reinforce the Company's everyday low price program, prices in Utah stores were lowered on more than 10,000 grocery, meat and produce items.
     Gross margins also are affected by the Company's expansion program. The stores in Southern California tend to operate at higher gross margins to offset higher real estate, operating and labor costs. The Company anticipates that new stores recently opened and the planned new stores will apply pressure on the Company's gross margins until the stores become established in their respective markets. Additionally, the new 1,000,000 square foot distribution center in Riverside, California , including a dairy processing plant, is expected to lower gross margins in the Southern California region until backstage efficiencies and reduced shipping expenses can be realized.
     In 1992 the Company adopted the last-in, first-out
(LIFO) cost method for valuing inventories.  The pretax
LIFO charge was $2.5 million in 1994 and $1.6 million in 1993. There were no LIFO charges or credits in 1992.

Operating, Selling and Administrative Expenses
     Operating, selling and administrative expenses as a percent of net sales were 14.8% in 1994, 15.3% in 1993, and 15.8% in 1992. The decrease in 1994 and 1993, resulting primarily from the Company's aggressive program to reduce operating costs, was somewhat offset by the higher operating costs associated with the expansion into Southern California. The Company anticipates that the new and planned stores will increase operating, selling and administrative expenses as a percent of net sales until anticipated economies of scale are realized.

Depreciation and Amortization Expenses
     Depreciation and amortization expenses increased
14.9% in 1994, 22.0% in 1993, and 38.9% in 1992 over the
respective prior years due to the addition of new combination centers and distribution and processing facilities.

Interest Expense
     Interest expense increased 20.4% in 1994, 23.5% in 1993, and 19.2% in 1992 compared with the respective prior years as a result of net increases in the average long-term debt amounts for each period.

Income Taxes
     Income taxes as a percent of income before income taxes were 39.1% in 1994, 42.8% in 1993, and 39.1% in
1992. The Omnibus Budget Reconciliation Act of 1993 increased the Company's Federal Tax rate from 34% to 35%.
As a result of the increased tax rate, net income for 1993 was reduced by $2.75 million or $.09 per common share.
This reduction consisted of $.80 million or $.03 per common share for the rate increase on income earned in 1993 and $1.95 million or $.06 per common share for the increase in recorded deferred taxes.

Net Income
     Net income was $48.8 million for 1994 compared to
$45.8 million for 1993, an increase of 6%.   However, as a
result of a reduction in the number of shares outstanding through the Company's buy-back programs, net income per common share increased 14% from $1.52 to $1.73. During
1994, the Company repurchased 4.9 million shares of common stock in the open market. The weighted average number of shares of Common Stock outstanding in 1994 was reduced by approximately 1.9 million shares, which increased net income per common share by $.11.

Liquidity and Capital Resources
     Cash and cash equivalents decreased $47.7 million during 1994 and increased $46.4 million during 1993. The increase during 1993 primarily resulted from the receipt of $152.7 million from a sale/leaseback transaction completed at the end of 1993. The proceeds from the sale/leaseback transaction were used to finance 1994 store expansion, cash management efforts, and normal cash activities. Working capital decreased to $62.3 million at December 31, 1994 from $160.4 million at January 1, 1994, a decrease of $98.1 million. The Company's current ratio at the end of 1994 was 1.2:1 compared to 1.5:1 in 1993.
The working capital is supplemented by unused revolving credit lines which aggregated $53 million at December 31, 1994.
     Cash provided by operating activities amounted to $203.6 million and $118.6 million for 1994 and 1993, respectively. Cash provided by operating activities in each of such years was partially offset by increases in inventory balances. The Company maintains levels of inventory necessary to support its high-volume, everyday low price merchandising strategy. Inventories increased
$11.6 million and $36.5 million to $389.6 million and $377.9 million at the end of 1994 and 1993, respectively.
These increases in inventories were caused mainly by warehouse and store expansion. The increase in trade accounts payable of $50.6 million in 1994 resulted primarily from better year end cash management.
     Cash used in investing activities totaled $127.4 million for 1994 and $164.4 million for 1993. Additions to property and equipment totaled $146.7 million in 1994 and $322.3 million in 1993 reflecting the Company's ongoing expansion program. In 1993 the Company completed the sale and leaseback of several recently constructed stores and its new Riverside distribution center totaling
$152.7 million. The Company anticipates investing approximately $125 million during 1995 for the development and construction of new food and drug centers, remodeling of existing stores and replacing equipment. However, the actual timing and amount of capital expenditures may vary depending upon a number of factors. Cash used in financing activities totaled $123.9 million for 1994.
     Cash provided by financing activities totaled $92.3 million for 1993. During 1994, the Company repurchased
4.9 million shares totaling $109.2 million under its stock repurchase plans. The treasury stock activities reduced common stockholders' equity by $101.0 million. During
1993, the Company obtained $262.0 million in additional unsecured long-term borrowings to finance additions to property and equipment. Quarterly cash dividends have been paid on the Company's Class A and Class B Common
Stock since 1989. In January 1995, the Board of Directors increased the annual dividend rate from $.52 to $.60 per common share.
     At December 31, 1994 and January 1, 1994, the Company had outstanding $669.9 million and $704.0 million, respectively, of long-term debt, principally borrowed from insurance companies and other institutional lenders. Of these amounts, $257.7 million and $289.1 million were secured by real estate assets at the end of each respective year. The Company has not experienced difficulty to date in obtaining financing at satisfactory terms.
     Management believes that the financial resources available to it, including proceeds from sale/leaseback transactions, amounts available under existing and future bank lines of credit, additional long-term financings and internally generated funds, will be sufficient to meet planned capital expansion and working capital requirements for the foreseeable future, including debt and lease servicing requirements. The Company may, however, use additional sources of funds for such purposes, including the issuance of debt or equity securities and leasing rather than owning real estate and equipment.

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

	      CONSOLIDATED STATEMENTS OF INCOME

Dollar amounts in thousands,
 except per share data
			      1994         1993         1992

Net sales               $2,981,359   $2,807,165   $2,649,860
Cost of goods sold       2,318,127    2,175,061    2,042,800
		       -----------  -----------  -----------
			   663,232      632,104      607,060

Expenses:
Operating selling and
 administrative            440,844      430,258      419,664
Depreciation and
 amortization               88,592       77,099       63,216
Interest                    53,715       44,627       36,130
		       -----------  -----------  -----------
			   583,151      551,984      519,010

Income before income
 taxes                      80,081       80,120       88,050
Income taxes                31,300       34,300       34,400
		       -----------  -----------  -----------
Net income                 $48,781      $45,820      $53,650
		       ===========  ===========  ===========
Net income per share
 of Common Stock             $1.73        $1.52        $1.79

See Notes to consolidated financial statements

		 CONSOLIDATED BALANCE SHEETS


Dollar amounts in thousands               1994        1993
ASSETS
Current Assets
 Cash and cash equivalents             $14,188     $61,921
 Rebates and accounts receivable        25,596      20,838
 Inventories                           389,564     377,939
 Prepaid expenses and deposits          17,258      19,634

Property and Equipment
 Land                                  303,701     282,469
 Buildings                             619,056     582,775
 Leasehold improvements                 42,369      38,866
 Fixtures and equipment                589,480     538,882
				    ----------  ----------
				     1,554,606   1,442,992
 Less allowances for
  depreciation and amortization        364,741     284,363
				    ----------  ----------
				     1,189,865   1,158,629
Other Assets                            16,996      15,347
				    ----------  ----------
				    $1,653,467  $1,654,308
				    ==========  ==========



LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current Liabilities
 Trade accounts payable               $235,843    $185,225
 Accrued sales and other taxes          44,379      38,763
 Accrued payroll and related
  benefits                              84,083      73,467
 Current maturities of long-term
  debt                                  19,011      21,473
 Current maturities of
 Redeemable Preferred Stock              1,017       1,046
				    ----------  ----------
 Total Current Liabilities             384,333     319,974


Long-Term Debt, less current
 maturities                            699,882     704,014
Deferred Income Taxes                   89,500      82,700
Redeemable Preferred Stock, less
 current maturities                      4,410       5,423

Common Stockholders' Equity
 Convertible Class A Common Stock
  (shares issued and outstanding,
  12,140,317 in 1994 and 12,617,445
  in 1993)                                 121         126
 Class B Common Stock (shares Issued,
  17,821,694 in 1994 and 17,344,566 in
  1993)                                    178         173
 Additional paid-in capital            285,592     285,482
 Retained earnings                     293,456     259,400
				    ----------  ----------
				       579,347     545,181
Less cost of Common Stock in
 the treasury (4,772,822 shares in
 1994 and 95,718 shares in 1993)       104,005       2,984
				    ----------  ----------
				       475,342     542,197
				    ----------  ----------
				    $1,653,467  $1,654,308
				    ==========  ==========

See notes to consolidated financial statements


	  CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

				 Class A Common     Class B Common
				     Stock               Stock        Additional
Dollar amounts in thousands     Number of   Par    Number of  Par     Paid-in   Retained   Treasury     Total
except per share data             Shares   Value     Shares  Value    Capital   Earnings     Stock
Balance at December 29,1991    14,160,430   $141  15,801,581  $158    $285,444  $188,643              $474,386
Net income for 1992                                                     53,650                          53,650
Conversion of shares from
 Class A to Class B              (757,298)    (7)    757,298     7
Cash dividends $.44 per share                                                    (13,183)              (13,183)
Other                                                                      536                             536
			       ----------   ----  ----------  ----    --------  --------   --------   --------
Balance at January 2, 1993     13,403,132    134  16,558,879   165     285,980   229,110               515,389
Net income for 1993                                                     45,820                          45,820
Conversion of shares from
 Class A to Class B              (785,687)    (8)    785,687     8
Purchase of Class B Common
 Stock for the treasury                                                                    $(11,074)   (11,074)
Shares sold to the Employee
 Stock Profit Sharing Plan                                    (212)                           3,237      3,025
Shares sold under the
 Employee Stock Purchase Plan                                 (771)                           4,853      4,082
Cash dividends $.52 per share                                                    (15,530)              (15,530)

Other                                                          485                                         485
			       ----------   ----  ----------  ----    --------  --------   --------   --------
Balance at January 1, 1994     12,617,445    126  17,344,566   173     285,482   259,400     (2,984)   542,197

Net income for 1994                                                               48,781                48,781
Conversion of shares from
 Class A to Class B              (477,128)    (5)    477,128     5
Purchase of Class B Common
 Stock for the treasury                                                                    (109,239)  (109,239)
Shares sold to the Employee
 Stock Profit Sharing Plan                                                 143                1,505      1,648
Shares sold under the
 Employee Stock Purchase Plan                                             (668)               6,713      6,045
Cash dividends $.52 per share                                                    (14,725)              (14,725)
Other                                                                      635                             635
			       ----------   ----  ----------  ----    --------  --------   --------   --------
Balance at December 31, 1994   12,140,317   $121  17,821,694  $178    $285,592  $293,456  $(104,005)  $475,342
			       ==========   ====  ==========  ====    ========  ========  =========   ========

See notes to consolidated financial statements

		      CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollar amounts in thousands                     1994        1993        1992
Operating Activities
 Net income                                  $48,781     $45,820     $53,650
 Adjustments to reconcile net income to
   cash provided by operating activities:
   Depreciation and amortization (including
    amounts charged to cost of goods sold)    94,491      82,173      67,781
   Deferred income taxes                      10,500      15,400      16,000
   Other                                         635         485         536
   Changes in operating assets and liabilities:
    Rebates and accounts receivable           (4,758)     (4,038)     (1,726)
    Inventories                              (11,625)    (36,523)    (50,989)
    Prepaid expenses and deposits             (1,324)       (518)    (10,161)
    Trade accounts payable                    50,618       1,119       3,723
    Accrued sales and other taxes              5,616       6,625       1,296
    Accrued payroll and related benefits      10,616       8,007       4,478
					    --------    --------    --------
Cash provided by operating activities        203,550     118,550      84,588

Investing Activities
 Additions to property and equipment        (146,676)   (322,301)   (287,989)
 Sale/leaseback arrangements and other
  property and equipment sales                20,949     159,137       3,920
 Other                                        (1,649)     (1,258)     (2,500)
					    --------    --------    --------
Cash used in investing activities           (127,376)   (164,422)   (286,569)

Financing Activities
 Additions to long-term debt                  27,000     262,000     252,748
 Payments on long-term debt                  (33,594)   (149,197)    (35,513)
 Redemptions of Redeemable
 Preferred Stock                              (1,042)     (1,039)       (939)
 Purchases of Treasury Stock                (109,239)    (11,074)
 Proceeds from sales of Treasury Stock         7,693       7,107
 Payment of dividends                        (14,725)    (15,530)    (13,183)
					    --------    --------    --------
Cash provided by (used in)
financing activities                        (123,907)     92,267     203,113

Net increase (decrease) in cash and cash
 equivalents                                 (47,733)     46,395       1,132
Cash and cash equivalents at
 beginning of year                            61,921      15,526      14,394
					    --------    --------    --------
Cash and cash equivalents at end of year     $14,188     $61,921     $15,526
					    ========    ========     =======

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

Inventories
Inventories are valued at the lower of cost or market. Approximately 95% of inventories in 1994 and 1993 were valued using LIFO. Other inventories were valued using the first-in, first-out method.

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

Interest Costs
Interest costs are expensed as incurred, except for interest costs which have been capitalized as part of the cost of properties under development. The Company's cash payments for interest (net of capitalized interest of approximately $5.8 million in 1994, $14.5 million in 1993, and $8.8 million in 1992) amounted to $54.0 million in 1994, $39.8 million in 1993, and $33.6 million in 1992.

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

Net Income Per Share of Common Stock
Net income per share of Common Stock is computed by dividing the net income by the weighted average number of shares of Common Stock outstanding of 28,176,907 in 1994, 30,238,811 in 1993, and 29,962,011 in 1992. In 1994 and
1993, the weighted average number of common shares includes common stock equivalents in the form of stock options. In 1992, stock options were excluded from the calculation. Stock options did not have a material dilutive effect on the net income per share calculation in any period reported.

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

Property and Equipment
The Company depreciates its buildings over 25 to 30 years and its fixtures and equipment over a period of 2 to 9 years and amortizes its leasehold improvements over their estimated useful lives or the life of the lease, whichever is shorter. Property and equipment consists of the following:

				 Allowances for
				   Depreciation        Net  Current Year
Dollar amounts in                           and       Book  Depreciation
 thousands                  Cost   Amortization      Value  Amortization
1994
Land                    $303,701                  $303,701
Buildings                619,056     $ 92,542      526,514      $18,334
Leasehold improvements    42,369       10,122       32,247        1,842
Fixtures and equipment   589,480      262,077      327,403       74,315
		       ---------    ---------    ---------    ---------
		      $1,554,606     $364,741   $1,189,865      $94,491
		      ==========    =========   ==========   ==========
1993
Land                    $282,469                  $282,469
Buildings                582,775     $75,663       507,112      $17,902
Leasehold improvements    38,866       8,333        30,533        1,884
Fixtures and equipment   538,882     200,367       338,515       62,387
		       ---------    --------     ---------    ---------
		      $1,442,992    $284,363    $1,158,629      $82,173
		      ==========   =========    ==========   ==========

NOTE C - Long-Term Debt

Long-term debt consists of the following:
Dollar amounts in thousands                                    1994      1993
Mortgage notes,collateralized by property and
 equipment with a cost of $413.0 million in 1994
 and $451.4 million in 1993,due through 2011 with
 interest at an average rate of 9.73% in 1994 and
 9.77% in 1993                                             $270,082  $301,740

Unsecured notes,due in 2002 through 2015 with
 varying annual installments starting in 2000
 which accrue interest at an average rate of
 7.68% in 1994 and 1993                                     410,000   410,000

Revolving credit bank loans                                  27,000

Industrial revenue bonds,collateralized by property
 and equipment with a cost of $11.6 million in 1994
 and $21.0 million in 1993 due in 2000 through 2010
 plus interest at an average rate of 7.47% in 1994
 and 6.68% in 1993                                            6,597     8,847

Other                                                         5,214     4,900
							   --------  --------
							    718,893   725,487
Less current maturities                                      19,011    21,473
							   --------  --------
							   $699,882  $704,014
							   ========  ========

Interest rates on the revolving credit bank loans are generally lower than the prime rate. The agreements are reviewed annually with the banks, at which time the date each installment is due is generally extended one year. At December 31, 1994, the Company had unused lines of credit related to unsecured revolving credit bank loans of $53.0 million.

The Company's loan agreements contain provisions which require the Company to maintain a specified level of consolidated net worth, fixed charge coverage and ratio of debt to net worth.

Maturities of the Company's long-term debt for the five fiscal years succeeding December 31, 1994 are approximately $19.0 million in 1995, $20.9 million in 1996, $22.1 million in 1997, $23.7 million in 1998 and $45.4 million in 1999.

The amounts classified as revolving credit bank loans approximate their fair value. The fair value of the Company's long-term debt was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of debt arrangements.

NOTE D - Redeemable Preferred Stock
The Company has 85,000,000 shares of $.01 per share par value Preferred Stock authorized. The Company has designated 34,524,579 of these shares as Series I Preferred Stock, of which 16,281,777 shares and 19,406,694 shares were issued and outstanding in 1994 and 1993, respectively. The Preferred Stock has no dividend requirement.

All shares of the Company's Series I Preferred Stock are subject to redemption at any time at the option of the Board of Directors, in such numbers as the Board may determine, and at a redemption price of $.33 1/3 per share. The scheduled redemptions of the Company's Redeemable Preferred Stock are approximately $1.0 million each year until all outstanding shares are redeemed. Upon liquidation of the Company, each share of Series I Preferred Stock is entitled to a liquidation preference of $.33 1/3, on a pro rata basis with any other series of Preferred Stock, before any distribution to the holders of Class A Common Stock or Class B Common Stock. Each share of Series I Preferred Stock is entitled to ten votes. Redeemable Series I Preferred Stock is stated at redemption value in the balance sheet.

The amount included in the balance sheet for Redeemable Preferred Stock approximates its fair value.

NOTE E - Common Stockholders' Equity
The voting powers, preferences and relative rights of Class A Common Stock and Class B Common Stock are identical in all respects, except that the holders of Class A Common Stock have ten votes per share and the holders of Class B Common Stock have one vote per share. Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock. The Company's Certificate of Incorporation also provides that each share of Class A Common Stock will be converted automatically into one share of Class B Common Stock if at any time the number of shares of Class A Common Stock issued and outstanding shall be less than 2,910,885. Future sales or transfers of the Company's Class A Common Stock are restricted to the Company or immediate family members of the original Class A Common Stockholders unless first presented to the Company for conversion into an equal number of Class B Common Stock shares. The Class B Common Stock has no conversion rights. At December 31, 1994 there were 20,000,000 shares of $.01 per share par value Class A Common Stock and 100,000,000 shares of $.01 per share par value Class B Common Stock authorized.

NOTE F - Income Taxes
Income tax expense consists of the following:

Dollar amounts in thousands        1994          1993          1992
Current:
Federal                         $17,211       $15,715       $15,493
State                             3,589         3,185         2,907
			       --------      --------      --------
				 20,800        18,900        18,400
Deferred:
Federal                           9,247        13,012        13,819
State                             1,253         2,388         2,181
			       --------      --------      --------
				 10,500        15,400        16,000
			       --------      --------      --------
				$31,300       $34,300       $34,400
			       ========      ========      ========

Income tax expense included a charge of $1.95 million in 1993 resulting from applying the increased federal tax rate to deferred tax items. Cash disbursements for income taxes were $21.7 million in 1994, $17.3 million in 1993, and $17.6 million in 1992.

The difference between income tax expense and the tax computed by applying the statutory income tax rate to income before income taxes is as follows:

					1994       1993       1992
Statutory federal income tax rate      35.0%      35.0%      34.0%

State income tax rate, net of
 federal income tax effect              4.7        5.2        5.0

Effect of income tax rate
 increase on deferred taxes                        2.4

Other                                   (.6)        .2         .1
				    --------   --------   --------
				       39.1%      42.8%      39.1%
				    ========   ========   ========

Deferred income taxes arise because of differences in the treatment of income and expense items for financial reporting and income tax purposes. The effect of temporary differences that give rise to deferred tax balances are as follows:

Dollar amounts in thousands                1994          1993
Deferred tax liabilities:
 Depreciation and amortization          $98,186       $85,078
 Other                                   11,935         7,203
				       --------      --------
					110,121        92,281
Deferred tax assets:
 Reserves                               (12,088)      (11,243)
 Rent                                    (6,006)
 Other                                   (3,927)       (3,495)
				       --------      --------
					(22,021)      (14,738)
				       --------      --------
					 88,100        77,543
Net current deferred tax assets           1,400         5,157
Net non-current deferred tax
 liabilities                            $89,500       $82,700
				       ========      ========
NOTE G - Fair Value of Financial Instruments
he carrying amounts and related fair values of the Company's financial nstruments are as follows:
					  1994                1993
Dollar amounts in thousands        Carrying      Fair  Carrying     Fair
				     Amount     Value    Amount     Value
Cash and cash equivalents           $14,188   $14,188   $61,921   $61,921
Long-term debt                      718,893   680,460   725,487   784,627
Redeemable Preferred Stock            5,427     5,427     6,469     6,469

The methods of determining the fair value of the Company's financial instruments are disclosed in the respective notes to the consolidated financial statements.

NOTE H - Leases and Commitments
The Company leases property and equipment under terms which include, in some cases, renewal options, escalation clauses or contingent rentals which are based on sales. Total rental expense for such leases amounted to the following:

Dollar amounts in thousands          1994        1993        1992
Minimum rentals                   $39,852     $19,539     $18,956
Contingent rentals                    293         281         161
				 --------    --------    --------
				   40,145      19,820      19,117
Less sublease rental income         5,953       5,506       4,906
				 --------    --------    --------
				  $34,192     $14,314     $14,211
				 ========    ========    ========

At December 31, 1994, future minimum rental payments and sublease rentals for all noncancellable leases with initial or remaining terms of one year or more consisted of the following:

				  Minimum        Less
				   Rental    Sublease
Dollar amounts in thousands      Payments     Rentals       Total
1995                              $32,389      $7,334     $25,055
1996                               46,948       6,825      40,123
1997                               38,737       6,375      32,362
1998                               42,273       6,247      36,026
1999                               44,052       5,681      38,371
Thereafter                        712,673      26,946     685,727
				 --------    --------    --------
				 $917,072     $59,408    $857,664
				 ========    ========    ========

At December 31, 1994 the Company had contract commitments of approximately $11.6 million for future construction.

NOTE I - Employee Stock Plans
In 1993 the Company established a stock profit sharing plan under which year end employees who are compensated for more than 1,000 hours during the year are participants. Eligible employees are allocated shares of the Company's Class B Common Stock based on hours of service up to 2,080 hours. Contributions are made at the sole discretion of the Company based on its profitablility. The contribution expense was $1.6 million in 1994 and $3.0 million in 1993.

In 1993 the Company established a stock purchase plan which permits employees to purchase shares of the Company's Class B Common Stock through payroll deductions at 85% of fair market value at the time of purchase. Employees purchased 309,553 shares and 180,950 shares from the Treasury during 1994 and 1993, respectively.

The Company has a Stock Option Plan which authorizes the Compensation Committee of the Board of Directors to grant options to key employees for the purchase of Class B Common Stock. The aggregate number of shares available for grant under the plan is equal to 10% of the number of shares of Class B Common Stock authorized. However, the number of outstanding and unexercised options shall not exceed 10% of the number of shares of Class A and Class B Common Stock outstanding. The number of unoptioned shares of Class B Common Stock available for grant was 973,419 shares and 1,489,129 shares at the end of 1994 and 1993, respectively. The options may be either incentive stock options or non-qualified stock options. Stock options granted to key employees and options outstanding are as follows:

				   Option Price     Number of
				      per Share        Shares
Balance at December 28, 1991             $19.00       938,000
 Granted                                  19.00       198,500
 Forfeited                                19.00       (29,000)
				       --------     ---------
Balance at January 2, 1993                19.00     1,107,500
 Granted                                  19.00       622,000
 Forfeited                                19.00      (232,000)
				       --------     ---------
Balance at January 1, 1994                19.00     1,497,500
 Granted                                  19.00        81,000
 Forfeited                                19.00       (33,000)
				       --------     ---------
Balance at December 31, 1994             $19.00     1,545,500
				       ========     =========

The options are exercisable as follows:
					    Number of Shares
Options exercisable in the future
1997                                                  25,000
1999                                                 507,000
2000                                                 100,000
2001                                                 212,000
2002                                                  69,500
2003                                                 561,000
2004                                                  11,000
						   ---------
						   1,485,500
Options currently exercisable                         60,000
						   ---------
						   1,545,500
						   =========

Compensation expense for the difference between the market value of the options on the grant date and the grant price is recognized on a straight-line basis over the life of the options. The amount charged to operations in 1994, 1993 and 1992 was immaterial.

NOTE J - Pension Plans
Employees whose terms of employment are determined by negotiations with recognized collective bargaining units are covered by their respective multi-employer defined benefit pension plans to which the Company contributes. The costs charged to operations for these plans amounted to approximately $4.2 million in 1994, $3.3 million in 1993, and $2.3 million in 1992. Other information for these multi-employer plans is not available to the Company.

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

Dollar amounts in thousands               1994         1993         1992
Service cost - present value of
 benefits earned during the period      $2,326       $1,869       $1,619
Interest cost on projected
 benefit obligation                      1,725        1,350        1,079
Actual return on plan assets               237       (1,053)        (339)
Net amortization and deferral           (1,615)        (304)        (628)
				     ---------    ---------    ---------
					$2,673       $1,862       $1,731
				     =========    =========    =========

The following table presents the plan's funded status and amounts recognized in the Company's consolidated balance sheets:

Dollar amounts in thousands                             1994        1993
Actuarial present value of accumulated benefits
 based on service rendered to date:
Vested                                               $16,965     $14,623
Non-vested                                             3,438       3,750
						     -------     -------
						      20,403      18,373
Plan assets at fair value (primarily in equity
 and fixed income funds and real estate)              20,993      17,188
Projected benefit obligation less than (in
 excess of) fair value of plan assets                    590      (1,185)
Unrecognized net loss from past experience
 different from that assumed and effects of
 changes in assumptions                                5,737       5,616
Prior service cost not yet recognized in net
 periodic pension cost                                   160         188
Unrecognized net asset                                (1,141)     (1,304)
						     -------     -------
Net prepaid pension cost                              $5,346      $3,315
						     =======     =======

The weighted average discount rate used to determine the actuarial present value of the projected benefit obligation was 8.5% in 1994 and 7.75% in 1993. The expected long-term rate of return on plan assets was 8.5% in 1994, and 9.5% in 1993 and 1992.

The Company provides a 401(k) plan for virtually all employees. The plan is entirely funded by employee contributions which are based on employee compensation not to exceed certain limits.

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Stockholders
 of Smith's Food & Drug Centers, Inc.

We have audited the accompanying consolidated balance sheets of Smith's Food & Drug Centers, Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith's Food & Drug Centers, Inc. and subsidiaries at December 31, 1994 and January 1, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


				       ERNST & YOUNG LLP

Salt Lake City, Utah
January 24, 1995

Quarterly Financial Data
----------------------------------------------------------------------
Dollar amounts in thousands,
except per share data (unaudited)
----------------------------------------------------------------------
Fiscal 1994         First     Second      Third     Fourth        Year
Net sales        $753,780   $748,328   $725,360   $753,891  $2,981,359
Gross profit      162,717    164,700    163,545    172,270     663,232
Net income          9,354     11,887     13,341     14,199      48,781
Net income per
 common share         .31        .41        .48        .53        1.73
NYSE price range
 High              24 1/8     22         24 3/4     26 3/4
 Low               20 1/8     18 1/8     18 1/2     22 5/8

Fiscal 1993
Net sales        $688,239   $705,520   $686,747   $726,659  $2,807,165
Gross profit      160,350    162,538    151,226    157,990     632,104
Net income         14,007     13,999      7,911      9,903      45,820
Net income per
 common share         .46        .46        .26        .34        1.52
NYSE price range
 High              37 1/4     33 1/4     26 1/2     22 1/2
 Low               31         23 5/8     20         19

Fiscal 1992
Net sales         $669,511  $640,096   $653,385   $686,868  $2,649,860
Gross profit       151,229   147,297    150,989    157,545     607,060
Net income          13,148    13,544     13,844     13,114      53,650
Net income per
common share            44       .45        .46        .44        1.79
NYSE price range
 High               43 1/4    38         34 3/4     37 3/4
 Low                33 3/8    27 7/8     25 3/4     32 3/4


The first quarter results of fiscal 1992 are for 14 weeks of operations while all other quarters presented are for 13 weeks.


	   FIVE YEAR SUMMARY OF SELECTED FINANCIAL AND OPERATING DATA

Dollar amounts in thousands,             1994        1993        1992        1991        1990
except per share data                52 Weeks    52 Weeks    53 Weeks    52 Weeks    52 Weeks
Income Statement Data
Net sales                          $2,981,359  $2,807,165  $2,649,860  $2,217,437  $2,031,373
Gross profit                          663,232     632,104     607,060     493,589     442,318
Operating,, selling and
 administrative expense               440,844     430,258     419,664     344,363     323,792
Depreciation and amortization
 expense                               88,592      77,099      63,216      45,510      38,217
Interest expense                       53,715      44,627      36,130      30,319      25,595
Income before income taxes             80,081      80,120      88,050      73,397      54,714
Net income                             48,781      45,820      53,650      45,097      34,314

Common Stock Data
Average number of common shares
 outstanding                       28,176,907  30,238,811  29,962,011  27,397,973  25,272,011
Net income per common share        $     1.73  $     1.52  $     1.79  $     1.65  $     1.36
Dividends per common share                .52         .52         .44         .36         .28
Book value per common share             18.87       18.15       17.20       15.83       10.61

Balance Sheet Data
Net property and equipment         $1,189,865  $1,158,629  $1,077,638   $ 861,350    $637,312
Total assets                        1,653,467   1,654,308   1,486,085   1,196,689     891,716
Long-term debt, less current
 maturities                           699,882     704,014     592,311     375,632     326,190
Redeemable Preferred Stock, less
 current maturities                     4,410       5,423       6,462       7,401       8,448
Common stockholders' equity           475,342     542,197     515,389     474,386     268,158

Select Operating Data
Number of stores                          137         129         119         109          95
Total store square footage          9,101,000   8,501,000   7,668,000   6,773,000   5,580,000
Number of employees                    19,859      18,759      19,310      18,303      15,208
