Form 10-K, Exhibit 13
period 1996-12-28
SMITHS FOOD & DRUG CENTERS INC
filed 1997-03-28
CIK 850309

EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                OPERATIONS

  OVERVIEW

On May 23, 1996, Smith's Food & Drug Centers, Inc. (the "Company") completed its acquisition by merger (the "Merger") of Smitty's Supermarkets, Inc. ("Smitty's"), a 28-store Arizona supermarket chain (two stores were subsequently leased to other retailers). Pursuant to the Merger, 3,038,877 shares of the Company's Class B Common Stock were issued to the stockholders of Smitty's. Accordingly, the results for 1996 reflect only 31 weeks of operations from the Smitty's stores. The Merger has been accounted for as a purchase of Smitty's by the Company. As a result, the assets and liabilities of Smitty's have been recorded at their estimated fair value as of the date the Merger was consummated. The purchase price in excess of the fair value of Smitty's assets is recorded as goodwill and will be amortized over a 40-year period. The purchase price allocation reflected at December 28, 1996 is based on management's preliminary estimates. The actual purchase accounting adjustments will be determined within one year following the Merger and may vary from the amounts reflected at December 28, 1996. See Note B of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.

The Company also completed a self tender offer (the "Tender Offer") on May 23, 1996 pursuant to which it purchased approximately 50% of its outstanding Class A and Class B Common Stock for $36 per share, excluding the shares issued in connection with the Merger. Of the total shares of Class A Common Stock and Class B Common Stock outstanding prior to the Tender Offer, the Company purchased 12.5 million shares for $451.3 million. Stock options representing 805,750 shares were also purchased for $13.7 million in conjunction with this Tender Offer. Additionally, the Company redeemed 3.0 million shares of Series I Preferred Stock for $1.0 million.

The Company used proceeds from the issuance of long-term debt to finance the transactions described above and to repay substantially all of its then existing indebtedness. The Company entered into a new senior credit facility (the "New Credit Facility") which provides term loans totaling
$805 million (the "New Term Loans") and a $190 million revolving credit facility (the "New Revolving Facility") less amounts outstanding under letters of credit. The Company also issued $575 million principal amount of 11 1/4% Senior Subordinated Notes due 2007. As a result of prepaying its then existing indebtedness, the Company incurred an extraordinary charge of $41.8 million consisting of fees incurred in the prepayment and the write-off of debt issuance costs.

The Tender Offer, the purchase of management stock options, the redemption of Series I Preferred Stock, the debt refinancings under the New Credit Facility and the 11 1/4% Senior Subordinated Notes due 2007 are collectively referred to as the "Recapitalization".

The Company also closed its California region comprised of 34 stores and a large distribution center during the first quarter of 1996. As a result of the closure of the California region and the Merger with Smitty's, comparisons of quarter and year-to-date results to the prior year's comparable periods are not meaningful.

RESULTS OF OPERATIONS

The Company's fiscal year ends on the Saturday closest to December 31. The following table sets forth the selected historical operating results of the Company for the three fiscal years ended December 28, 1996:

                                                                                  As a Percentage of Sales
                                                                        ------------------------------------------
                                          52 Weeks Ended                              52 Weeks Ended
                           ------------------------------------------   ------------------------------------------
Dollars in millions        December 28,   December 30,   December 31,   December 28,   December 30,   December 31,
                                  1996           1995           1994           1996           1995           1994
Net sales                     $2,890.0       $3,083.7       $2,981.4          100.0%         100.0%         100.0%
Gross Profit                     652.2          697.0          669.1           22.6           22.6           22.4
Operating, selling and
  administrative expenses        449.2          461.4          440.3           15.5           15.0           14.8
Depreciation and amortization     94.0          105.0           94.5            3.3            3.4            3.2
Interest                         104.6           60.0           53.7            3.6            1.9            1.8
Amortization of deferred
  financing costs                  5.4             .4             .5             .2
Restructuring charges            201.6          140.0                           7.0            4.5
Income taxes (benefit)           (80.2)         (29.3)          31.3           (2.8)          (1.0)           1.1
Income (loss) before
  extraordinary charge          (122.4)         (40.5)          48.8           (4.2)          (1.3)           1.6
Extraordinary charge              41.8                                          1.5
Net income (loss)               (164.2)         (40.5)          48.8           (5.7)          (1.6)           1.6


COMPARISON OF RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED DECEMBER 28, 1996 WITH RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED DECEMBER 30, 1995

Net Sales. Net sales decreased $193.7 million, or 6.3%, from $3,083.7 million in 1995 to $2,890.0 million in 1996. The sales decrease in 1996 was primarily attributable to changes in the number of operating stores. Since the end of 1995, the Company closed its 34 California stores, opened an additional four stores in other operating areas, and acquired 26 stores
(net) in the Smitty's Merger. Excluding the Company's California stores, net sales increased $407.8 million, or 16.9%, from $2,409.2 million last year to $2,817.0 million in 1996. As adjusted to exclude the Company's California stores and Smitty's stores, same store sales for 1996 decreased
1.4 %.

Gross Profit. Gross profit decreased $44.8 million, or 6.4%, from $697.0 million in 1995 to $652.2 million in 1996. Gross margins during 1996 and 1995 were 22.6% in each year.

Operating, Selling and Administrative Expenses. Operating, selling and administrative expenses ("OS&A") decreased $12.2 million, or 2.6%, from $461.4 million in 1995 to $449.2 million in 1996. As a percent of net sales, OS&A increased from 15.0% in 1995 to 15.5% in 1996. The increase in OS&A as a percent of net sales was primarily attributable to compensation expense recognized on the purchase of stock options, recording of deferred compensation, severance paid to the former Chief Executive Officer and other expenses related to the Merger and Recapitalization.

Depreciation and Amortization Expenses. Depreciation and amortization expenses decreased $11.0 million, or 10.5%, from $105.0 million in 1995 to $94.0 million in 1996. The decrease is due primarily to the closure of the California Region which was offset slightly by the addition of Smitty's stores and new food and drug combination stores elsewhere.

Interest Expense. Interest expense increased $44.6 million, or 74.3%, from $60.0 million in 1995 to $104.6 million in 1996. The increase in interest expense was primarily due to the increased debt incurred in conjunction with the Merger and Recapitalization.

Restructuring Charges. The Company recorded $201.6 million of pre-tax restructuring charges in the second quarter of 1996 reflecting additional charges in connection with its decision to close the California region and additional differences between anticipated cash proceeds and existing book values caused by adoption of an accelerated disposition strategy. See Note L of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.

Extraordinary Charge. The extraordinary charge of $41.8 million recorded in the second quarter of 1996 consists of fees incurred in the prepayment of certain mortgage notes and unsecured notes of the Company, certain long-term debt assumed in the Merger, and the write-off of their related debt issuance costs.

Net Income (Loss). Income before restructuring charges decreased by $44.1 million, or 101%, from 43.5 million in 1995 to a loss of $.6 million in 1996. Income per common share before restructuring charges decreased 102% from $1.72 in 1995 to a loss per common share of $.03 in 1996. Primarily as a result of the restructuring charges and the extraordinary charge, the Company recorded a net loss of $164.2 million for 1996 ($8.42 per share) compared to a net loss of $40.5 million for 1995 ($1.62 per share). The weighted average number of common shares outstanding was 19,493,236 in 1996 and 25,030,882 in 1995.

COMPARISON OF RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED DECEMBER 30, 1995 WITH RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED DECEMBER 31, 1994

Net Sales. Net sales increased $102.3 million, or 3.4%, from $2,981.4 million in 1994 to $3,083.7 million in 1995. The sales increase in 1995 was attributable to a net increase of 17 stores as of the end of 1995, offset in part by a 3.4% decrease in same store sales. Excluding the Company's California stores, net sales increased $80.7 million, or 3.5%, from $2,328.5 million in 1994 to $2,409.2 million in 1995. As adjusted to exclude the Company's California stores, same store sales decreased 3.2% in 1995, caused primarily by the Company's discontinuance of its "ad match" program in the Phoenix and Tucson markets and new stores opened by competitors in the Company's markets.

Gross Profit. Gross profit increased $27.9 million, or 4.2%, from $669.1 million in 1994 to $697.0 million in 1995. Gross margins during 1995 and 1994 were 22.6% and 22.4%, respectively. The increase in 1995 is due primarily to less aggressive promotional activity in the Phoenix and Tucson markets following the discontinuance of the Company's "ad match" program, reduced charges for inventory shrinkage and improved competitive conditions in Utah, which were partially offset by the increase in the LIFO charge and increased new store openings. The pre-tax LIFO charge was $4.0 million in 1995 compared to $2.5 million in 1994. Newly opened stores apply pressure on gross margins until the stores become established in their respective markets. The Company opened 19 new stores during 1995 (including two in California) compared to eight stores in 1994 (including six in California).

Operating, Selling and Administrative Expenses. OS&A increased $21.1 million, or 4.8%, from $440.3 million in 1994 to $461.4 million in 1995.
As a percent of net sales, OS&A increased from 14.8% in 1994 to 15.0% in 1995. The increase was caused principally by the increase in new store opening costs compared to the prior year. The decrease in same store sales also contributed to the increase of OS&A as a percentage of net sales.

Depreciation and Amortization Expenses. Depreciation and amortization expenses increased by $10.5 million, or 11.1%, from $94.5 million in 1994 to $105.0 million in 1995, primarily due to the addition of new combination stores and equipment replacements in remodeled stores.

Interest Expense. Interest expense increased $6.3 million from $53.7 million in 1994 to $60.0 million in 1995 primarily as a result of net increases in the average debt amounts for each period.

Restructuring Charges. As a result of the closure of the California Region, the Company recorded $140 million of pre-tax restructuring charges to reflect the estimated costs associated with the sale, lease or closure of its Southern California stores and the Riverside distribution center. See Note L of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.

Income Taxes. The Company recorded a tax benefit of $29.3 million in 1995 compared to an expense of $31.3 million in 1994. The benefit recorded in 1995 reflects an adjustment (benefit) of $53.4 million of the Company's deferred taxes as a result of losses incurred in connection with the California Divestiture.

Net Income (Loss). Net income before restructuring charges decreased by $5.3 million, or 10.9%, from $48.8 million in 1994 to $43.5 million in 1995. Income per common share before restructuring charges decreased 0.6% from $1.73 in 1994 to $1.72 in 1995. Primarily as a result of the restructuring charges, the Company recorded a net loss of $40.5 million for 1995 ($1.62 per share) compared to net income of $48.8 million in 1994 ($1.73 per share). The weighted average number of common shares outstanding was 25,030,882 in 1995 and 28,176,907 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $82.0 million for 1996 and $141.1 million for 1995. This decrease was caused primarily by the net loss incurred in 1996 and balance fluctuations in operating assets and liabilities resulting from the closure of the California region and normal operations. Payments of accrued restructuring costs in 1996 reduced cash provided by operating activities by $76.2 million.

Cash provided by investing activities was $49.0 million for 1996 and cash used in investing activities was $146.7 million for 1995. The cash paid in 1996 as a result of the Company's ongoing expansion program for new stores, remodels and equipment purchases was offset by proceeds from the sale of assets in the California region. The Company is actively pursuing opportunities to dispose of its remaining real estate assets in California which consist of 11 closed stores and excess land.

Cash used in financing activities totaled $98.7 million for 1996 and cash provided by financing activities was $7.5 million for 1995. The primary differences in financing activities from 1995 to 1996 were caused by the Merger and Recapitalization transactions. Debt proceeds from the New Credit Facility were offset in part by the prepayment of certain existing indebtedness, fees related to the early prepayments, payments for deferred financing costs incurred to obtain the debt, and the purchase of approximately 50% of the Company's outstanding Class A Common Stock and Class B Common Stock for $36.00 per share in cash.

The Company entered into the New Credit Facility that provides $805 million aggregate principal amount of New Term Loans which was funded at the time of the Recapitalization and Merger and a $190 million New Revolving Facility. The Company also issued $575 million principal amount of 11 1/4% Senior Subordinated Notes due 2007. At December 28, 1996, other than $23.1 million of letters of credit, no amounts were borrowed under the New Revolving Facility.

The New Revolving Facility is available, subject to the satisfaction of customary borrowing conditions, for working capital requirements and general corporate purposes. A portion of the New Revolving Facility may be used to support letters of credit. The New Revolving Facility is non-amortizing and has a six and one-quarter year term. The Company is required to reduce loans outstanding under the New Revolving Facility to less than $75 million for a period of not less than 30 consecutive days during each consecutive 12-month period thereafter.

The New Term Loans were issued in four tranches: (i) Tranche A, in the amount of $325 million, has a six and one-quarter year term; (ii) Tranche
B, in the amount of $160 million, has a seven and one-half year term; (iii) Tranche C, in the amount of $160 million, has an eight and one-half year term; and (iv) Tranche D, in the amount of $160 million, has a nine and one-quarter year term. The New Term Loans require quarterly amortization payments. The New Credit Facility is guaranteed by each of the Company's subsidiaries and secured by liens on substantially all of the unencumbered assets of the Company and its subsidiaries and by a pledge of the Company's stock in such subsidiaries. The New Credit Facility contains financial covenants which require, among other things, the maintenance of specified levels of cash flow and stockholders' equity.

Subsequent to December 28, 1996, the Company made prepayments totaling $125.0 million on the New Term Loans. In addition, the Company announced on February 20, 1997 that it had entered into an agreement to obtain a $750 million senior secured credit facilities (the "1997 Credit Facility") financing. The proceeds from the planned financing will be used to repay the existing New Term Loans, any outstanding indebtedness under the Company's revolvers and letters of credit, and fees and expenses related to obtaining the new facility. The new facility will provide term loans totaling $600 million and a $150 million revolving credit facility less amounts outstanding under letters of credit. A commitment fee ranging from
 .25% to .50% will be charged on the average daily unused portion of the new revolving credit facility. Interest on borrowings under the term loans and the revolving facility will be at the bank's Base Rate (as defined in the 1997 Credit Facility) plus a margin based on the Company's leverage ratio (as defined in the 1997 Credit Facility) ranging from 0% to 1.25% or the Adjusted Eurodollar Rate (as defined) plus a margin based on the Company's Leverage Ratio ranging from .75% to 2.25%.

The capital expenditures of the Company (excluding expenditures in California) were $98.1 million for 1996 and $124.3 million for 1995. The Company currently anticipates that its aggregate capital expenditures for fiscal 1997 will be approximately $100 million. The Company intends to finance these capital expenditures primarily with cash provided by operations and other sources of liquidity including borrowings and leases. No assurance can be given that sources of financing for capital expenditures will be available or sufficient. However, the capital expenditure program has substantial flexibility and is subject to revision based on various factors. Management believes that if the Company were to substantially reduce or postpone these programs, there would be no substantial impact on short-term operating profitability. In the long term, however, if these programs were substantially reduced, management believes its operating businesses, and ultimately its cash flow, would be adversely affected.

The capital expenditures discussed above do not include potential acquisitions which the Company could make, subject to limitations in its credit agreement, to expand within its existing markets or to enter new markets. Future acquisitions may require the Company to seek additional debt or equity financing depending on the size of the transaction. The Company is not currently engaged in discussions concerning any material acquisition which it considers probable.

In March 1996, the Company paid its regular quarterly cash dividends of $.15 per common share. The Company has discontinued the payment of cash dividends and payment of future dividends is severely restricted by the terms of the New Credit Facility and the Indenture governing the 11 1/4% Senior Subordinated Notes due 2007 entered into by the Company in connection with the Recapitalization and Merger.

The Company has net operating loss carryforwards for regular federal income tax purposes totaling $96.5 million which are available to reduce future taxable income. Based on the amount of pre-tax earnings for the last half of 1996, the Company's history of taxable income prior to 1995, and the fact that these loss carryforwards were generated solely as a result of the Company's exit from California, the Company believes that it will generate sufficient taxable income in future years to fully utilize these carryforwards prior to their expiration. Moreover, if the Company was not able to generate sufficient taxable income from ordinary operations, it would implement tax strategies to fully utilize the carryforwards. One such strategy would be to enter into a sale/leaseback with its capital assets, generating immediate tax gains from the sale proceeds in excess of book value for tax purposes. The Company believes that the fair value of its capital assets is in excess of the tax book values in an amount sufficient to fully utilize the net operating loss carryforwards if needed. These carryforwards will expire in amounts totaling approximately $.1 million in 2010, $11.8 million in 2011, and $84.6 million in 2012.

The Company is highly leveraged. Based upon current levels of operations and anticipated cost savings and future growth, the Company believes that its cash flow from operations, together with available borrowings under the New Revolving Facility and its other sources of liquidity (including leases), will be adequate to meet its anticipated requirements for working capital, capital expenditures, lease payments, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that estimated cost savings or growth can be achieved.

EFFECTS OF INFLATION

The Company does not believe that inflation has had any significant impact on the Company's operations. The Company's primary costs, inventory and labor, are affected by a number of factors that are beyond its control, including availability and price of merchandise, the competitive climate and general and regional economic conditions. As is typical of the supermarket industry, the Company has generally been able to maintain gross profit margins by adjusting retail prices, but competitive conditions may from time to time render the Company unable to do so while maintaining its market share.

Consolidated Balance Sheets

Dollar amounts in thousands                  December 28,     December 30,
                                                    1996             1995
                                             -----------      -----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                   $   48,466       $   16,079
  Rebates and accounts receivable                 23,624           23,802
  Refundable income taxes                         49,832
  Inventories                                    371,912          394,982
  Prepaid expenses and deposits                   25,520           21,255
  Deferred tax assets                             60,679           23,900
  Assets held for sale                            40,348          125,000
                                              ----------       ----------
               TOTAL CURRENT ASSETS              620,381          605,018
PROPERTY AND EQUIPMENT
  Land                                           195,408          276,626
  Buildings                                      591,075          610,049
  Leasehold improvements                          46,266           55,830
  Property under capitalized leases               33,212
  Fixtures and equipment                         530,894          509,524
                                              ----------       ----------
                                               1,396,855        1,452,029
  Less allowances for depreciation
    and amortization                             440,811          390,933
                                              ----------       ----------
                                                 956,044        1,061,096
OTHER ASSETS
  Goodwill, less accumulated
    amortization of $1,684                       121,484
  Deferred financing costs, net                   72,364            5,529
  Other                                           15,732           14,537
                                              ----------       ----------
                                                 209,580           20,066
                                              ----------       ----------
                                              $1,786,005       $1,686,180
                                              ==========       ==========

Dollar amounts in thousands                  December 28,     December 30,
                                                    1996             1995
                                             -----------      -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                      $  269,717       $  214,152
  Accrued sales and other taxes                    9,480           38,724
  Accrued payroll and related benefits            78,950           65,785
  Other accrued expenses                          69,303           43,695
  Current maturities of long-term debt            35,496           20,932
  Current maturities of obligations
    under capital leases                           1,387
  Current maturities of Redeemable
    Preferred Stock                                                 1,008
  Accrued restructuring costs                     25,678           58,000
                                              ----------       ----------
               TOTAL CURRENT LIABILITIES         510,011          442,296
LONG-TERM DEBT, less current maturities        1,313,926          717,761
OBLIGATIONS UNDER CAPITAL LEASES, less
  current portion                                 25,585
ACCRUED RESTRUCTURING COSTS, less current
  portion                                         10,421           40,000
DEFERRED INCOME TAXES                             13,330           58,600
OTHER LONG-TERM LIABILITIES                       31,616            7,492
REDEEMABLE PREFERRED STOCK, less current
  maturities                                       3,319            3,311
COMMON STOCKHOLDERS' EQUITY
  Convertible Class A Common Stock, par
  value $.01 per share:  20,000,000 shares;
  issued and outstanding, 5,117,144 shares in
  1996 and 11,613,043 shares in 1995                  51              116
  Class B Common Stock, par value $.01 per
  share:  100,000,000 shares; issued 10,685,086
  shares 1996 and 18,348,968 shares in 1995          107              183
  Additional paid-in capital                     199,609          285,236
  Retained earnings (deficit)                   (321,970)         238,027
                                              ----------       ----------
                                                (122,203)         523,562
  Less Treasury Shares at cost
(4,890,302 shares in 1995)                                        106,842
                                              ----------       ----------
                                                (122,203)         416,720
                                              ----------       ----------
                                              $1,786,005       $1,686,180
                                              ==========       ==========

See notes to consolidated financial statements

Consolidated Statements of Income

Dollar amounts in thousands,                        52 Weeks Ended
except per share data                  ---------------------------------------
                                       December 28,   December 30, December 31,
                                              1996           1995         1994
                                       -----------    -----------  -----------

Net sales                               $2,889,988     $3,083,737   $2,981,359
Cost of goods sold                       2,237,789      2,386,707    2,312,228
                                        ----------     ----------   ----------
                                           652,199        697,030      669,131
Expenses:
  Operating selling and administrative     449,247        461,401      440,335
  Depreciation and amortization             93,951        104,963       94,491
  Interest                                 104,602         60,046       53,715
  Amortization of deferred
    financing costs                          5,406            432          509
  Restructuring charges                    201,622        140,000
                                        ----------     ----------   ----------
                                           854,828        766,842      589,050
                                        ----------     ----------   ----------

      INCOME (LOSS) BEFORE INCOME TAXES
        AND EXTRAORDINARY CHARGE         (202,629)       (69,812)       80,081
Income taxes (benefit)                    (80,245)       (29,300)       31,300
                                        ---------      ---------    ----------
      INCOME (LOSS) BEFORE
        EXTRAORDINARY CHARGE             (122,384)       (40,512)       48,781
Extraordinary charge on
  extinguishment of debt,
  net of tax benefit                       41,782
                                        ---------      ---------    ----------

      NET INCOME (LOSS)                 $(164,166)     $ (40,512)   $   48,781
                                        =========      =========    ==========
Income (loss) per share of Common Stock:
  Income (loss) befor
    extraordinary charge                $    (6.28)    $    (1.62)       $1.73
  Extraordinary charge                       (2.14)
                                        ----------     ----------   ----------
  Net income (loss)                     $    (8.42)    $    (1.62)  $     1.73
                                        ==========     ==========   ==========

See notes to consolidated financial statements

Consolidated Statements of Common Stockholders' Equity
                                   Class A Common Stock       Class B Common Stock
                                   --------------------     --------------------


                                                                                     Additional
                                   Number         Par       Number of      Par       Paid-in     Retained    Treasury
                                   of Shares      Value     Shares         Value     Capital     Earnings    Stock        Total
                                   ---------      -----     --------       -----     ----------  --------    --------     -----
Balance at January 2, 1994         12,617,445     $126      17,344,566     $  173    $285,482    $ 259,400   $  (2,984) $ 542,197
  Net income for 1994                                                                               48,781                 48,781
  Conversion of shares from
    Class A to Class B               (477,128)      (5)        477,128          5
  Purchase of Class B Common
    Stock for the treasury                                                                                    (109,239)  (109,239)
  Shares sold to the Employee
    Stock Profit Sharing Plan                                                             143                    1,505      1,648
  Shares sold under the
    Employee Stock Purchase Plan                                                         (668)                   6,713      6,045
  Cash dividends--$.52 per share                                                                   (14,725)               (14,725)
  Other                                                                                   635                                 635
                                   ----------     ----     -----------     ------    --------    ---------   ---------  ---------
Balance at December 31, 1994       12,140,317      121      17,821,694        178     285,592      293,456    (104,005)   475,342
  Net loss for 1995                                                                                (40,512)               (40,512)
  Conversion of shares from
    Class A to Class B               (527,274)      (5)        527,274          5
  Purchase of Class B Common
    Stock for the treasury                                                                                      (9,039)    (9,039)
  Shares sold to the Employee
    Stock Profit Sharing Plan                                                               2                      108        110
  Shares sold under the
    Employee Stock Purchase Plan                                                         (926)                   6,094      5,168
  Cash dividends--$.60 per share                                                                   (14,917)               (14,917)
  Other                                                                                   568                                 568
                                   ----------     ----     -----------     ------    --------     ---------  ---------  ---------
Balance at December 30, 1995       11,613,043      116      18,348,968        183     285,236      238,027    (106,842)   416,720
  Net loss for 1996                                                                               (164,166)              (164,166)
  Conversion of shares from
    Class A to Class B               (751,672)      (8)        751,672          8
  Purchase of Class B Common
    Stock for the treasury                                                                                      (2,290)    (2,290)
  Shares sold under the
    Employee Stock Purchase Plan                                                         (477)                   2,291      1,814
  Shares purchased pursuant
    to the Tender Offer                                                                                       (451,291)  (451,291)
  Shares issued pursuant to
    the Merger                                               3,238,877         32      81,367                              81,399
  Exercise of stock options                                     27,500                    412                                 412
  Retirement of Treasury
    Stock                          (5,744,227)     (57)    (11,681,931)      (116)   (165,889)    (392,070)    558,132
  Cash dividends--$.15 per share                                                                    (3,761)                (3,761)
  Other                                                                                (1,040)                             (1,040)
                                   ----------     ----     -----------     ------    --------    ---------   ---------  ---------
Balance at December 28, 1996        5,117,144     $ 51      10,685,086     $  107    $199,609    $(321,970)  $   --     $(122,203)
                                   ==========     ====     ===========     ======    ========    =========   =========  =========

See notes to consolidated financial statements

Consolidated Statements of Cash Flows


                                              52 Weeks Ended
                               --------------------------------------------
Dollar amounts in thousands    December 28,    December 30,     December 31,
                                      1996           1995              1994
                               -----------     -----------      -----------
OPERATING ACTIVITIES:
Net income (loss)               $ (164,166)     $ (40,512)        $  48,781
Adjustments to reconcile net
  income (loss) to net cash
  provided by operating activities:
    Depreciation and
      amortization                  93,951        104,963            94,491
    Amortization of deferred
      financing costs                5,406            432               509
    Deferred income taxes
      (benefit)                    (58,703)       (53,400)           10,500
    Restructuring charges          201,622        140,000
    Extraordinary charge            69,636
    Other                              551            568               635
      Changes in operating
        assets and liabilities:
          Rebates and accounts
            receivable               8,966          1,794            (4,758)
          Refundable income
            taxes                  (49,832)
          Inventories               68,894         (5,418)          (11,625)
          Prepaid expenses
            and deposits             5,561         (5,397)           (1,324)
          Trade accounts
            payable                 18,483        (21,691)           50,618
          Accrued sales and
            other taxes            (15,608)         6,583             5,927
          Accrued payroll and
            related benefits         3,391          7,058             3,100
          Accrued other expenses   (29,882)         6,101             7,205
          Accrued restructuring
            costs                  (76,232)
                                ----------      ---------         ---------
      CASH PROVIDED BY
        OPERATING ACTIVITIES        82,038        141,081           204,059

INVESTING ACTIVITIES:
  Additions to property
    and equipment                 (101,303)      (149,035)         (146,676)
  Proceeds from sale of
    property and equipment         146,075          5,841            20,949
   Other                             4,269         (3,480)           (2,158)
                                ----------      ---------         ---------
      CASH PROVIDED BY (USED IN)
        INVESTING ACTIVITIES        49,041       (146,674)         (127,885)

FINANCING ACTIVITIES:
  Additions to long-term
    debt                         1,380,000         45,978            27,000
  Payments on long-term
    debt                          (887,425)       (18,686)          (33,594)
  Redemptions of
    Preferred Stock                 (1,000)        (1,108)           (1,042)
  Purchases of Treasury
     Stock                        (453,581)        (9,039)         (109,239)
  Proceeds from sale of
    Treasury Stock                   1,814          5,278             7,693
  Payments for deferred
    financing costs                (79,224)           (22)
  Fees paid on early
    extinguishment of debt         (57,287)
  Payment of dividends              (3,761)       (14,917)          (14,725)
  Other                              1,772
                                ----------      ---------         ---------
      CASH PROVIDED BY (USED IN)
        FINANCING ACTIVITIES       (98,692)         7,484          (123,907)
                                ----------      ---------         ---------
      NET INCREASE (DECREASE)
        IN CASHAND CASH
        EQUIVALENTS                 32,387          1,891           (47,733)
Cash and cash equivalents at
  beginning of year                 16,079         14,188            61,921
                                ----------      ---------         ---------
  CASH AND CASH EQUIVALENTS AT
    END OF YEAR                 $   48,466      $  16,079         $  14,188
                                ==========      =========         =========

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE A - Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Smith's Food & Drug Centers, Inc. and its wholly-owned subsidiaries (the "Company"), after the elimination of significant intercompany transactions and accounts. The Company operates a regional supermarket and drug store chain in the Intermountain and Southwestern regions of the United States.

Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Definition of Accounting Period
The Company's fiscal year ends on the Saturday nearest to December 31. Fiscal year operating results include 52 weeks for each year.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with maturities less than three months. The amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Inventories
Inventories are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. Approximately 93% and 95% of inventories in 1996 and 1995, respectively, were valued using the LIFO method. Other inventories were valued using the first-in, first-out (FIFO) method. The FIFO cost exceeded the LIFO value of inventories by $10.1 million in 1996 and $8.1 million in 1995. The pretax LIFO charge was $2.0 million in 1996, $4.0 million in 1995, and $2.5 million in 1994.

Assets Held for Sale
Assets held for sale are valued at the lower of cost or estimated net realizable value.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided by the straight-line method based upon estimated useful lives. Improvements to leased property are amortized over their estimated useful lives or the remaining terms of the leases, whichever is shorter.

Property under capital leases is stated at the lower of the fair market value of the asset or the present value of future minimum lease payments. These leases are amortized on the straight-line method over the terms of the leases and such amortization is included in depreciation and amortization expense.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of acquired assets less assumed liabilities and is amortized on a straight-line method over 40 years.

Deferred Financing Costs
Deferred financing costs represent costs incurred in connection with the issuance of debt and are amortized on a straight-line method over the term of the related debt.

Accrued Insurance Claims
The Company is self-insured, with certain stop loss insurance coverage, for workers' compensation, non-union employee health care and general liability claims. Expense is recorded based on estimates of the ultimate liability, including claims incurred but not reported. The liabilities for accrued insurance claims were $43.4 million and $31.8 million at the end of 1996 and 1995, respectively. These liabilities are not discounted.

Pre-Operating and Closing Costs
Costs incurred in connection with the opening of new stores and distribution facilities are expensed as incurred. The remaining net investment in stores closed, less salvage value, is charged against earnings in the period of closing. For leased stores that are closed and subleased to third parties, a provision is made for the remaining lease liability, net of expected sublease rental. For leased stores that are closed but not yet subleased, a provision is made based on discounted lease payments through the estimated period until subleased.

Interest Costs
Interest costs are expensed as incurred, except for interest costs which have been capitalized as part of the cost of properties under development. The Company's cash payments for interest (net of capitalized interest of approximately $0.9 million in 1996, $1.4 million in 1995, and $5.8 million in
1994) amounted to $100.7 million in 1996, $60.7 million in 1995, and $54.0 million in 1994.

Income Taxes
The Company determines its deferred tax assets and liabilities based on differences between the financial reporting and tax basis of its assets and liabilities using the tax rates that will be in effect when the differences are expected to reverse.

Net Income Per Share of Common Stock
Net income per share of Common Stock is computed by dividing the net income by the weighted average number of shares of Common Stock outstanding of 19,493,236 in 1996, 25,030,882 in 1995, and 28,176,907 in 1994. Common stock equivalents in the form of stock options are excluded from the weighted average number of common shares outstanding in 1996 and 1995 due to the net loss.

Litigation
The Company is a party to certain legal actions arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

Reclassifications
Certain reclassifications have been made to the 1995 and 1994 financial statements to conform with the 1996 presentation.

NOTE B - MERGER AND RECAPITALIZATION

On May 23, 1996, the Company completed a merger (the "Merger") in which Smitty's Supermarkets, Inc. ("Smitty's") became a wholly owned subsidiary of the Company in a transaction accounted for as a purchase. Smitty's is a regional supermarket company operating 28 stores (two stores were subsequently leased to other retailers) in the Phoenix and Tucson, Arizona areas. The Company issued 3,038,877 shares of the Company's Class B Common Stock for all of Smitty's outstanding common stock. An additional 200,000 shares of the Company's Class B Common Stock were issued in prepayment of certain management fees. The financial statements reflect the preliminary allocation of the purchase price and assumption of certain debt and include the results of operations for Smitty's from May 23, 1996.

The supplemental schedule of business acquisition is as follows:

Dollar amounts in thousands                    52 Weeks Ended
                                             December 28, 1996
                                             -----------------
Fair value of assets acquired                         $378,524
Value of stock issued                                  (78,100)
                                                      --------
Liabilities assumed                                   $300,424
                                                      ========

The Company recorded a reserve of $40.4 million in the purchase price allocation in connection with the closure of certain stores and Smitty's corporate office and the cancellation of duplicate contractual agreements. This reserve includes lease termination costs, contract cancellation fees, and closure costs. The store closures and contract terminations are expected to be completed by December 1997. The reserve balance at Deember 28, 1996 was $26.8 million.
The Company also recorded a reserve of $5.6 million for costs related to the termination of duplicative personnel which was paid during 1996.

The following unaudited pro forma information presents the results of the Company's operations as though the Merger had been consummated at the beginning of each period and excludes the Company's California stores and charges related to the disposition of California assets or closure of the California region. The amounts represent fifty-two weeks of the combined operations of the Company and Smitty's.

                                                    52 Weeks Ended
                                             --------------------------
Dollar amounts in thousands,                 December 28,   December 30,
except per share data                               1996           1995
                                             -----------    -----------
Net sales                                     $3,033,169     $2,993,439
Loss before extraordinary charge                  (9,372)        (3,604)
Net loss                                         (73,873)       (27,518)
Loss per share of Common Stock:
  Loss before extraordinary charge                  (.59)          (.23)
  Net loss                                         (4.68)         (1.75)

The Company also completed a self tender offer on May 23, 1996 pursuant to which it purchased 50% of its outstanding Class A and Class B Common Stock for $36 per share, excluding the shares issued in connection with the Smitty's merger (together with the Merger, the "Recapitalization"). Debt consisting of $575 million principal amount of 11 1/4% senior subordinated notes due 2007 and $805 million principal amount of secured bank term loans at various interest rates were used to finance the stock purchase, repay certain existing indebtedness, and pay premiums related to early repayment of such indebtedness.

NOTE C - Property and Equipment

The Company depreciates its buildings over 25 to 30 years and its fixtures and equipment over a period of 2 to 9 years and amortizes its leasehold improvements over their estimated useful lives or the life of the lease, whichever is shorter. Property and equipment consists of the following:

                                               Allowances for           Net
Dollar amounts in                            for Depreciation          Book
  thousands                         Cost     and Amortization         Value
                              ----------     ----------------    ----------
December 28, 1996
  Land                        $  195,408                         $  195,408
  Buildings                      591,075             $117,108       473,967
  Leasehold improvements          46,266               13,271        32,995
  Property under
    capitalized leases            33,212                1,655        31,557
  Fixtures and equipment         530,894              308,777       222,117
                              ----------             --------    ----------
                              $1,396,855             $440,811    $  956,044
                              ==========             ========    ==========
December 30, 1995
  Land                        $  276,626                         $  276,626
  Buildings                      610,049             $108,985       501,064
  Leasehold improvements          55,830               12,556        43,274
  Fixtures and equipment         509,524              269,392       240,132
                              ----------             --------    ----------
                              $1,452,029             $390,933    $1,061,096
                              ==========             ========    ==========

NOTE D - Long-Term Debt

Long-term debt consists of the following:

                                             December 28,   December 30,
Dollar amounts in thousands                         1996           1995
                                             -----------    -----------
Term loans, principal due quarterly
  through 2005, with interest payable
  monthly                                     $  753,800
11 1/4% Senior Subordinated Notes,
  principal due 2007 with interest
  payable semi-annually                          575,000
Sinking fund bonds, 10 1/2% interest,
  semi-annual maturities to 2016                  11,872
Unsecured notes repaid in 1996                                 $410,000
Mortgage notes, collateralized by
  property and equipment with a cost
  of $2.8 million in 1996 and $420.7
  million in 1995, due through 2005
  with interest at an average rate of
  5.11% in 1996 and 9.68% in 1995                  2,742        254,385
Revolving credit bank loans repaid in
  1996 with an average interest rate of
  6.06% in 1995                                                  68,000
Industrial revenue bonds, collateralized
  by property and equipment with a cost
  of $9.0 million in 1996 and $11.7 million
  in 1995, due in 2000 through 2010 plus
  interest at an average rate of 7.22% in
  1996 and 7.44% in 1995                           6,008          6,308
                                              ----------       --------
                                               1,349,422        738,693
Less current maturities                           35,496         20,932
                                              ----------       --------
                                              $1,313,926       $717,761
                                              ==========       ========

The Company entered into a new senior credit facility (the "New Credit Facility") that provides term loans totaling $805 million (the "New Term Loans") which were funded in connection with the Merger and Recapitalization and a $190 million revolving credit facility (the "New Revolving Facility") less amounts outstanding under letters of credit. All indebtedness under the New Credit Facility is secured by substantially all of the assets of the Company. A commitment fee of one-half of one percent is charged on the average daily unused portion of the New Revolving Facility, payable quarterly. Interest on borrowings under the New Term Loans is at the bank's Base Rate plus a margin ranging from 1.5% to 2.75% or the Adjusted Eurodollar Rate plus a margin ranging from 2.50% to 4.00%. At December 28, 1996, the weighted average interest rate on the New Term Loans was 8.57%. Interest on borrowings under the New Revolving Facility is at the bank's Base Rate plus a margin of 1.25% or the Adjusted Eurodollar Rate plus a margin of 2.5%. At December 28, 1996, the interest rate on the New Revolving Facility was 7.88%; however, no amounts were outstanding under the New Revolving Facility other than $23.1 million of letters of credit.

Maturities of the Company's long-term debt for the five fiscal years succeeding December 28, 1996 are approximately $35.5 million in 1997, $56.5 million in 1998, $66.4 million in 1999, $68.9 million in 2000, and $65.1 million in 2001.

The New Credit Facility requires the Company to maintain minimum levels of net worth and earnings, to maintain a hedge agreement to provide interest rate protection, and to comply with certain ratios related to fixed charges and indebtedness. In addition, the New Credit Facility limits additional borrowings, dividends on and redemption of capital stock and the acquisition and the disposition of assets.

On August 23, 1996, the Company entered into an interest rate collar agreement with the New Credit Facility Administrative Agents which effectively established interest rate limits on $260.0 million of the Company's New Term Loans. This interest rate collar limits the interest rate fluctuation of the Adjusted Eurodollar Rate to a range between 5.3% and 7.5% for two years. This agreement satisfies the interest rate protection requirements under the New Credit Facility.

The Company recorded an extraordinary charge of $69.6 million less a $27.8 million income tax benefit which consisted of fees incurred in the prepayment of certain mortgage notes and unsecured notes of the Company and certain long-term debt of Smitty's assumed in the Merger and the write-off of their related debt issuance costs.

The amount included in the balance sheet for long-term debt approximates its fair value at December 28, 1996. The amounts classified as revolving credit bank loans approximate their fair value at December 30, 1995. The fair value of the Company's long-term debt was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of debt arrangements.

NOTE E - Redeemable Preferred Stock

The Company has 85,000,000 shares of $.01 per share par value Preferred Stock authorized. The Company has designated 34,524,579 of these shares as Series I Preferred Stock, of which 9,956,749 shares and 12,956,747 shares were issued and outstanding in 1996 and 1995, respectively. The Preferred Stock has no dividend requirement.

All shares of the Company's Series I Preferred Stock are subject to redemption at any time after May 23, 1998 at the option of the Board of Directors, in such numbers as the Board may determine, and at a redemption price of $.33 1/3 per share. The scheduled redemptions of the Company's Redeemable Preferred Stock are approximately $1.0 million each year beginning in 2001 until all outstanding shares are redeemed. Upon liquidation of the Company, each share of Series I Preferred Stock is entitled to a liquidation preference of $.33 1/3, on a pro rata basis with any other series of Preferred Stock, before any distribution to the holders of Common Stock. Each share of Series I Preferred Stock is entitled to ten votes. Redeemable Series I Preferred Stock is stated at redemption value in the balance sheet.

The amount included in the balance sheet for Redeemable Preferred Stock approximates its fair value.

NOTE F - Common Stockholders' Equity

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

The Company's Class C Common Stock has the same rights and preferences as the other classes of Common Stock, except that the Class C Common Stock will not have any voting rights while it is owned by an original Class C Stockholder. Upon any transfer of shares of Class C Common Stock by an original Class C Stockholder to a third party, the transferee may convert such shares into an equal number of shares of Class B Common Stock. At December 28, 1996 there were 20,000,000 shares of $.01 per share par value Class C Common Stock authorized and no shares of Class C Common Stock were issued or outstanding.

At the time of the Merger, the Company issued to The Yucaipa Companies ("Yucaipa") warrants ("Warrants") to purchase up to 1.5 million shares of the Company's Class C Common Stock at an exercise price of $50.00 per share. One half of the Warrants expire on May 23, 2000 and the remaining half expire on May 23, 2001. In the event that certain financial performance conditions are met, however, the expiration dates may be extended by five years.

NOTE G - Income Taxes

Income tax expense (benefit) consists of the following:

                                            52 weeks ended
                              -----------------------------------------
                              December 28,   December 30,   December 31,
Dollar amounts in thousands          1996           1995           1994
                              -----------    -----------    -----------

Current:
  Federal                        $(37,394)      $ 20,220       $17,211
  State                                            3,880         3,589
                                 --------       --------       -------
                                  (37,394)        24,100        20,800
Deferred:
  Federal                         (34,818)       (46,681)        9,247
  State                            (8,033)        (6,719)        1,253
                                 --------       --------       -------
                                  (42,851)       (53,400)       10,500
                                 --------       --------       -------
                                 $(80,245)      $(29,300)      $31,300
                                 ========       ========       =======

Cash disbursements for income taxes were $6.9 million in 1996, $19.2 million in 1995, and $21.7 million in 1994.

NOTE G - Income Taxes (concluded)

The difference between income tax expense (benefit) and the tax computed by applying the statutory income tax rate to income before income taxes is as follows:

                                             52 Weeks Ended
                              -----------------------------------------
                              December 28,   December 30,   December 31,
                                     1996           1995           1994
                              -----------    -----------    -----------
Statutory federal
  income tax rate                   (35.0%)        (35.0%)         35.0%
State income tax rate,
  net of federal income
  tax effect                         (3.9)          (4.3)           4.7
Effect of income tax rate
  changes on deferred taxes                         (3.6)
Other                                 (.8)            .9            (.6)
                                    ------         ------          -----
                                    (39.7%)        (42.0%)         39.1%
                                    ======         ======          =====

The effect of temporary differences that give rise to deferred tax balances are as follows:

                                             December 28,   December 30,
Dollar amounts in thousands                         1996           1995
                                             -----------    -----------
Deferred tax liabilities:
  Depreciation and amortization                $  86,176       $ 81,008
  LIFO                                             8,421          5,192
  Pension plan expense                             6,841          5,383
  Other                                            5,135          2,997
                                               ---------       --------
                                                 106,573         94,580
Deferred tax assets:
  Accrued restructuring costs                    (54,130)       (33,305)
  Net operating loss carryforwards               (43,787)
  Accrued insurance claims                       (16,874)       (12,271)
  Accrued acquisition costs                      (13,976)
  Tax credits carryforwards                       (7,791)
  Rent                                            (6,627)        (8,138)
  Other                                          (10,737)        (6,166)
                                               ---------       --------
                                                (153,922)       (59,880)
                                               ---------       --------
                                                 (47,349)        34,700
Net current deferred tax assets                   60,679         23,900
                                               ---------       --------
Net non-current deferred tax liabilities       $  13,330       $ 58,600
                                               =========       ========

At December 28, 1996, the Company has net operating loss carryforwards for federal and state income tax purposes of $96.5 million and $256.2 million, respectively, which expire from 2010 through 2012. In addition, the Company has net operating loss carryforwards for state income tax purposes of $200.5 million which expire from 1998 through 2012. The Company has federal Alternative Minimum Tax ("AMT") credit carryforwards of $7.8 million which are available to reduce future regular taxes in excess of AMT. These credits have no expiration date.

NOTE H - Fair Value of Financial Instruments

The carrying amounts and related fair values of the Company's financial instruments are as follows:

                                 December 28, 1996        December 30, 1995
                                 ------------------        -----------------

Dollar amounts in thousands       Carrying       Fair     Carrying      Fair
                                    Amount      Value       Amount     Value
                                ---------------------    -------------------
Cash and cash equivalents       $   48,466 $   48,466    $ 16,079   $ 16,079
Long-term debt                   1,349,422  1,349,422     738,693    796,121
Redeemable Preferred Stock           3,319      3,319       4,319      4,319

The methods of determining the fair value of the Company's financial instruments are disclosed in the respective notes to the consolidated financial statements.

NOTE I - Leases and Commitments

The Company leases property and equipment under terms which include, in some cases, renewal options, escalation clauses or contingent rentals which are based on sales. Total rental expense for such leases amounted to the following:

                                            52 Weeks Ended
                              -----------------------------------------
                              December 28,   December 30,   December 31,
Dollar amounts in thousands          1996           1995           1994
                              -----------    -----------    -----------

Minimum rentals                   $28,854        $52,196        $44,662
Contingent rentals                    296            235            293
                                  -------        -------        -------
                                   29,150         52,431         44,955
Less sublease rental income        14,563         13,070         10,763
                                  -------         ------         ------
                                  $14,587        $39,361        $34,192
                                  =======        =======        =======

At December 28, 1996, future minimum rental payments and sublease rentals for all noncancellable leases with initial or remaining terms of one year or more consisted of the following:

                     Minimum Rental Payments
                    ------------------------
Dollar amounts
  in thousands      Capital         Operating   Less Sublease       Total
                     Leases            Leases         Rentals
                    -------         ---------   -------------       -----

1997                $ 4,631        $   57,824        $ 26,143    $ 36,312
1998                  4,569            55,218          25,873      33,914
1999                  4,565            54,628          25,002      34,191
2000                  4,360            52,810          24,359      32,811
2001                  3,809            47,966          23,555      28,220
Thereafter           44,515           796,574         321,961     519,128
                    -------        ----------        --------    --------
                     66,449        $1,065,020        $446,893    $684,576
                                   ==========        ========    ========
Less amount
  representing
  interest           39,477
                    -------
Present value       $26,972
                    =======

At December 28, 1996 the Company had contract commitments of approximately $3.2 million for future construction and a contract for information technology services requiring payments of approximately $21.6 million in 1997, $24.4 million in 1998, $27.1 million in 1999, $35.5 million in 2000, and $39.6 million in 2001.

NOTE J - Employee Stock Plans

The Company established a stock profit sharing plan under which year end employees who are compensated for more than 1,000 hours during the year are participants. Eligible employees are allocated shares of the Company's Class B Common Stock based on hours of service up to 2,080 hours. Contributions are made at the sole discretion of the Company based on its profitability. The contribution expense was $1.4 million in 1995 and $1.6 million in 1994. In 1996, the stock profit sharing plan was terminated. Benefits earned became vested and were distributed to the participants.

The Company has a stock purchase plan which permits employees to purchase shares of the Company's Class B Common Stock through payroll deductions at 85% of fair market value at the time of purchase. Employees purchased 55,313 shares, 282,485 shares, and 309,553 shares from the Treasury during 1996, 1995, and 1994, respectively.

The Company has a Stock Option Plan which authorizes the Compensation Committee of the Board of Directors to grant options to key employees for the purchase of Class B Common Stock. The Company has elected to follow Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under APB 25, compensation expense for the difference between the market value of the options on the grant date and the grant price is recognized on a straight-line basis over the vesting period of the options.

The aggregate number of shares available for grant under the plan is equal to 10% of the number of shares of Class B Common Stock authorized. However, the number of outstanding and unexercised options shall not exceed 10% of the number of shares of Class A and Class B Common Stock outstanding. The number of unoptioned shares of Class B Common Stock available for grant was 778,973 shares and 890,671 shares at the end of 1996 and 1995, respectively. The options may be either incentive stock options or non-qualified stock options.

As part of the Recapitalization (see Note B), the Company purchased 50% of the outstanding stock options at May 23, 1996 and reduced the exercise price from $19.00 to $15.00 per share on the remaining options outstanding. All other terms of the granted options remained the same.
Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.2%; dividend yields of 0% in 1996 and 2.35% in 1995; volatility factors of the expected market price of the Company's Common Stock of 2.86 in 1996 and 2.84 in 1995; and weighted-average expected lives of the options equal to the vesting period.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for options granted in 1996 and 1995 follows:

                                                 52 Weeks Ended
                                        -------------------------------
Dollar amounts in thousands,            December 28,        December 30,
except per share data                          1996                1995
                                        -----------         -----------

Pro forma net loss                        $(163,490)           $(40,588)
Pro forma net loss per common share           (8.39)              (1.62)

For purposes of the pro forma expense, the weighted average fair value of the options is amortized over the vesting period. The pro forma effect on net income for 1995 through 2004 will not be representative of future years' impact because options granted prior to 1995 are excluded from the pro forma calculations. The pro forma expense in future years will grow due to the added layers of amortization for succeeding grants. By 2005, however, the pro forma results will include amortization for all nonvested options outstanding.

A summary of the Company's stock option activity and related information follows:

                                        52 Weeks Ended
               ----------------------------------------------------------
                  December 28,        December 30,        December 31,
                         1996                1995                1994
               ------------------- ------------------- ------------------
                        Weighted-           Weighted-           Weighted-
                        Average             Average             Average
                        Exercise            Exercise            Exercise
               Options  Price      Options  Price      Options  Price
               -------  --------   -------   --------   -------  --------

Outstanding
  at
  beginning
  of year    1,616,500  $19.00   1,545,500    $19.00 1,497,500    $19.00
  Granted      125,000   15.00     317,000     19.00    81,000     19.00
  Exercised    (27,500)  15.00
  Forfeited   (107,000)  17.37    (246,000)    19.00   (33,000)    19.00
  Purchased in
  Recapitaliza-
    tion      (805,750)  19.00
              --------   -----   ---------    ------ ---------    ------
Outstanding
  at end of
  year         801,250  $15.00   1,616,500    $19.00 1,545,500    $19.00
              ========  ======   =========    ====== =========    ======
Exercisable
  at end of
  year         114,000  $15.00      60,000    $19.00    60,000    $19.00
              ========  ======   =========    ====== =========    ======

The weighted-average fair value of options granted during 1996 and 1995, respectively, was $12.76 and $8.00. The weighted-average remaining contractual life of those options is 4.65 years.

NOTE K - Pension Plans

Employees whose terms of employment are determined by negotiations with recognized collective bargaining units are covered by their respective multi-employer defined benefit pension plans to which the Company contributes. The costs charged to operations for these plans amounted to approximately $5.1 million in 1996, $4.6 million in 1995, and $4.2 million in 1994. Other information for these multi-employer plans is not available to the Company.

The Company maintains a defined benefit pension plan for all other permanent employees which provides for normal retirement at age 65. Employees are eligible to join when they complete at least one year of service and have reached age 21. The benefits are based on years of service and stated amounts associated with those years of service. The Company's current funding policy is to contribute annually up to the maximum amount deductible for federal income tax purposes. Net pension cost includes the following components:

                                             52 Weeks Ended
                              -----------------------------------------
Dollar amounts                December 28,   December 30,   December 31,
in thousands                         1996           1995           1994
                              -----------    -----------    -----------

Service cost - present
  value of benefits
  earned during the
  period                          $ 3,024        $ 2,119        $ 2,326
Interest cost on
  projected benefit
  obligation                        2,603          1,966          1,725
Actual return on
  plan assets                      (7,230)        (9,692)           237
Net amortization
  and deferral                      4,488          7,598         (1,615)
                                  -------        -------        -------
                                  $ 2,885        $ 1,991        $ 2,673
                                  =======        =======        =======

The following table presents the plan's funded status and amounts recognized in the Company's consolidated balance sheets:

Dollar amounts in thousands             December 28, 1996   December 30, 1995
                                        -----------------   -----------------

Actuarial present value of
  accumulated benefits based
  on service to date:
  Vested                                          $30,523             $29,649
  Non-vested                                        2,763               3,482
                                                  -------             -------
                                                   33,286              33,131
Fair value of plan assets
  (primarily in equity and
  fixed income funds)                              44,778              37,934
                                                  -------             -------
Fair value of plan assets in
  excess of projected benefit
  obligation                                       11,492               4,803
Unrecognized net loss                                 264               7,473
Prior service cost                                    105                 133
Unrecognized net asset                               (815)               (978)
                                                  -------             -------
Net prepaid pension cost                          $11,046             $11,431
                                                  =======             =======

The weighted average discount rate used to determine the actuarial present value of the projected benefit obligation was 7.75% in 1996, 7.25% in 1995 and 8.5% in 1994. The expected long-term rate of return on plan assets was 8.5% in 1996, 1995, and 1994.

The Company provides a 401(k) plan for virtually all employees. The plan is entirely funded by employee contributions which are based on employee compensation not to exceed certain limits.

NOTE L - Restructuring Charges

In December 1995, the Company recorded restructuring charges amounting to $140 million related to its decision to sell, lease or close all 34 stores and the distribution center comprising its Southern California Region. The Southern California Region contributed sales of approximately $73 million, $675 million and $653 million in 1996, 1995 and 1994, respectively, and recognized operating losses of $29.5 million, $41.1 million, and $49.5 million in 1996, 1995 and 1994, respectively. These losses include corporate allocations such as benefits of corporate buying, distribution and manufacturing operations, interest expense and corporate overhead. During 1996, the Company sold or leased 23 of its California stores and related equipment and six non-operating properties to various supermarket companies and others. Of the stores sold or leased, 12 owned stores were sold outright, three owned stores were leased, three store leases were assigned and five leased stores were subleased. The remaining eleven California stores have been closed and it is anticipated that these stores will be sold or leased.

Following the Merger and Recapitalization on May 23, 1996 (see Note B), the Company adopted a strategy to accelerate the disposition of its remaining real estate assets in California including its non-operating stores and excess land. The Company intends to use the net cash proceeds from the sales of these assets to either reinvest in the Company's business or reduce indebtedness. Accordingly, in the second quarter the Company recorded additional restructuring charges of $201.6 million relating to the difference between the anticipated cash proceeds from the accelerated dispositions (based on appraisals obtained following the completion of the Merger and Recapitalization) and the Company's existing book values and other charges in connection with its decision to close the California Region.

The following table presents the components of the accrued restructuring costs and actual activity for the year ended December 31, 1996:

                                      Costs                       Accrued
                     Balance at    Incurred   Adjustments      Restructuring
                    December 30,     during  & Additional        Costs at
                           1995        1996       Charges    December 28, 1996
                    -----------    --------  ------------    ------------------
                                                            Current   Long-term
                                                            -------   ---------

Dollar amounts
  in thousands
Charges for
  lease
  obligations           $65,600     $23,813      $(19,922)  $14,096     $ 7,769
Inventory                16,000      16,020           (20)
Termination costs        10,000      24,633        17,174     2,541
Property maintenance
  costs and other         6,400      10,714        16,047     9,041       2,652
                        -------     -------      --------   -------     -------
                        $98,000     $75,180      $ 13,279   $25,678     $10,421
                        =======     =======      ========   =======     =======

NOTE M - Related Party Transactions

The Company has a five year management agreement with Yucaipa, whose managing general partner is also the Company's chief executive officer, effective May 23, 1996 for management and financial services. The agreement provides for annual management fees equal to $1.0 million plus reimbursement of all of Yucaipa's reasonable out-of-pocket costs and expenses. In addition, the Company may retain Yucaipa in an advisory capacity in connection with certain acquisitions or sale trasactions, debt and equity financings, or any other services not otherwise covered by the agreement for an agreed upon fee.

The Company has leased or subleased nine stores located in California and the Riverside, California distribution center and dairy processing plant to Ralphs Grocery Company, an affiliate of Yucaipa.

NOTE N - Subsequent Event

From December 29, 1996 through January 31, 1997, the Company made prepayments totalling $125.0 million on the New Term Loans included in long-term debt.

On February 20, 1997, the Company announced it had entered into an agreement to obtain a $750 million senior secured credit facilities financing. The proceeds from the planned financing will be used to repay the existing New Term Loans and any outstanding indebtedness under the Company's revolvers and letters of credit. The new facility will provide term loans totaling $600 million and a $150 million revolving credit facility, less amounts outstanding under letters of credit. A commitment fee ranging from .25% to .50% will be charged on the average daily unused portion of the new revolving credit facility. Interest on borrowings under the term loans and the revolving facility will be at the bank's Base Rate plus a margin based on the Company's leverage ratio ranging from 0% to 1.25% or the adjusted Eurodollar Rate plus a margin based on the Company's leverage ratio ranging from .75% to 2.25%.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders of Smith's Food & Drug Centers, Inc.

We have audited the accompanying consolidated balance sheets of Smith's Food & Drug Centers, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith's Food & Drug Centers, Inc. and subsidiaries at December 28, 1996 and December 30, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.

\s\ Ernst & Young

Salt Lake City, Utah
January 27, 1997 except for Note N, as to which the date is February 20, 1997


RESPONSIBILITY FOR FINANCIAL REPORTING

The Management of Smith's Food & Drug Centers, Inc. and its subsidiaries has the responsibility for the preparation, integrity, and objectivity of the accompanying consolidated financial statements. The statements were prepared in accordance with generally accepted accounting principles, using Management's best estimates and judgment where necessary. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management maintains a cost effective system of internal controls that provides reasonable assurance as to the integrity and reliability of the consolidated financial statements and underlying transactions and the safeguarding of assets against loss or unauthorized use. Management believes this system of internal controls, augmented by its internal auditing function, assures the adequacy and quality of financial reporting.

Our independent auditors, Ernst & Young LLP, audited the consolidated financial statements in accordance with generally accepted auditing standards to independently assess the fair presentation, in all material respects, of the Company's consolidated financial statements.

The Audit Committee of the Board of Directors consists entirely of directors who are not officers or employees of the Company. The Audit Committee meets periodically with the independent auditors and Company management to review the results of audit work and any comments on the adequacy of the system of internal controls and the quality of financial reporting.

We believe the consolidated financial statements and related financial information in the annual report are accurate in all material respects and that they were prepared in accordance with generally accepted accounting principles.


\s\Ronald W. Burkle            \s\Matthew G. Tezak
   Chief Executive Officer        Senior Vice President and
                                  Chief Financial Officer

FIVE YEAR SUMMARY OF SELECTED FINANCIAL AND OPERATING DATA
Dollar amounts in millions,     52 Weeks       52 Weeks       52 Weeks       52 Weeks       53 Weeks
  except per share data            Ended          Ended          Ended          Ended          Ended
                             December 28,   December 30,   December 31,     January 1,     January 2,
                                    1996           1995           1994           1994           1993
                             -----------    -----------    -----------      ---------        -------
INCOME STATEMENT DATA
Net sales                       $2,890.0       $3,083.7       $2,981.4       $2,807.2       $2,649.9
Gross profit                       652.2          697.0          669.1          637.2          611.6
Operating, selling and
  administrative expense           449.2          461.4          440.8          430.3          419.7
Depreciation and amortization
  expense                           94.0          105.0           94.5           82.2           67.8
Interest expense                   104.6           60.5           53.7           44.6           36.1
Restructuring charges              201.6          140.0
Extraordinary charge                41.8
Net income (loss)                 (164.2)         (40.5)          48.8           45.8           53.7
Net income (loss)
  per common share                 (8.42)         (1.62)          1.73           1.52           1.79
Average number of common
  shares outstanding          19,493,236     25,030,882     28,176,907     30,238,811     29,962,011
BALANCE SHEET DATA
Working capital                    110.4          162.7           62.3          160.4           91.2
Total assets                     1,786.0        1,686.2        1,653.5        1,654.3        1,486.1
Total debt                       1,376.4          738.7          713.7          720.6          608.4
Redeemable preferred stock           3.3            4.3            5.4            6.5            7.5
Total stockholders' equity        (122.2)         416.7          475.3          542.2          515.4
Dividends per common share           .15            .60            .52            .52            .44
OTHER DATA
Number of stores                     150            154            137            129            119
Total store square footage    10,200,000     10,102,000      9,101,000      8,501,000      7,668,000
Capital expenditures               101.3          149.0          146.7          322.3          288.0
Number of employees               20,200         20,277         19,859         18,759         19,310
Ratio of earnings to
  fixed charges                   -- <F1>         -- <F2>        2.18x          2.55x          3.06x

<F1>The Company's earnings were inadequate to cover fixed charges by $202.6 million. However, such earnings included non-cash charges of $99.4 million, primarily consisting of depreciation and amortization, and restructuring charges of $201.6 million.
<F2>The Company's earnings were inadequate to cover fixed charges by $69.8 million. However, such earnings included non-cash charges of $105.4 million, primarily consisting of depreciation and amortization, and restructuring charges of $140.0 million.