Form 10-K/A, Exhibit 13
period 1996-12-28
SMITHS FOOD & DRUG CENTERS INC
filed 1997-04-07
CIK 850309

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


COMPARISON OF RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED DECEMBER 28, 1996 WITH RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED DECEMBER 30, 1995

Net Sales. Net sales decreased $193.7 million, or 6.3%, from $3,083.7 million in 1995 to $2,890.0 million in 1996. The sales decrease in 1996 was primarily attributable to changes in the number of operating stores. Since the end of 1995, the Company closed its 34 California stores, opened an additional four stores in other operating areas, and acquired 26 stores
(net) in the Smitty's Merger. Excluding the Company's California stores, net sales increased $407.8 million, or 16.9%, from $2,409.2 million last year to $2,817.0 million in 1996. As adjusted to exclude the Company's California stores and Smitty's stores, same store sales for 1996 decreased 1.4%.

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

Net Income (Loss). Income before restructuring charges decreased by $44.1 million, or 101%, from $43.5 million in 1995 to a loss of $.6 million in 1996. Income per common share before restructuring charges decreased 102% from $1.72 in 1995 to a loss per common share of $.03 in 1996. Primarily as a result of the restructuring charges and the extraordinary charge, the Company recorded a net loss of $164.2 million for 1996 ($8.42 per share) compared to a net loss of $40.5 million for 1995 ($1.62 per share). The weighted average number of common shares outstanding was 19,493,236 in 1996 and 25,030,882 in 1995.

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

Consolidated Balance Sheets

Dollar amounts in thousands                  December 28,     December 30,
                                                    1996             1995
                                             -----------      -----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                   $   48,466       $   16,079
  Rebates and accounts receivable                 23,624           23,802
  Refundable income taxes                         49,832
  Inventories                                    371,912          394,982
  Prepaid expenses and deposits                   25,520           21,255
  Deferred tax assets                             60,679           23,900
  Assets held for sale                            40,348          125,000
                                              ----------       ----------
               TOTAL CURRENT ASSETS              620,381          605,018
PROPERTY AND EQUIPMENT
  Land                                           195,408          276,626
  Buildings                                      591,075          610,049
  Leasehold improvements                          46,266           55,830
  Property under capitalized leases               33,212
  Fixtures and equipment                         530,894          509,524
                                              ----------       ----------
                                               1,396,855        1,452,029
  Less allowances for depreciation
    and amortization                             440,811          390,933
                                              ----------       ----------
                                                 956,044        1,061,096
OTHER ASSETS
  Goodwill, less accumulated
    amortization of $1,684                       121,484
  Deferred financing costs, net                   72,364            5,529
  Other                                           15,732           14,537
                                              ----------       ----------
                                                 209,580           20,066
                                              ----------       ----------
                                              $1,786,005       $1,686,180
                                              ==========       ==========

Dollar amounts in thousands                  December 28,     December 30,
                                                    1996             1995
                                             -----------      -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                      $  269,717       $  214,152
  Accrued sales and other taxes                   29,480           38,724
  Accrued payroll and related benefits            78,950           65,785
  Other accrued expenses                          69,303           43,695
  Current maturities of long-term debt            35,496           20,932
  Current maturities of obligations
    under capital leases                           1,387
  Current maturities of Redeemable
    Preferred Stock                                                 1,008
  Accrued restructuring costs                     25,678           58,000
                                              ----------       ----------
               TOTAL CURRENT LIABILITIES         510,011          442,296
LONG-TERM DEBT, less current maturities        1,313,926          717,761
OBLIGATIONS UNDER CAPITAL LEASES, less
  current portion                                 25,585
ACCRUED RESTRUCTURING COSTS, less current
  portion                                         10,421           40,000
DEFERRED INCOME TAXES                             13,330           58,600
OTHER LONG-TERM LIABILITIES                       31,616            7,492
REDEEMABLE PREFERRED STOCK, less current
  maturities                                       3,319            3,311
COMMON STOCKHOLDERS' EQUITY
  Convertible Class A Common Stock, par
  value $.01 per share:  20,000,000 shares;
  issued and outstanding, 5,117,144 shares in
  1996 and 11,613,043 shares in 1995                  51              116
  Class B Common Stock, par value $.01 per
  share:  100,000,000 shares; issued 10,685,086
  shares in 1996 and 18,348,968 shares in 1995       107              183
  Additional paid-in capital                     199,609          285,236
  Retained earnings (deficit)                   (321,970)         238,027
                                              ----------       ----------
                                                (122,203)         523,562
  Less Treasury Shares at cost
  (4,890,302 shares in 1995)                                      106,842
                                              ----------       ----------
                                                (122,203)         416,720
                                              ----------       ----------
                                              $1,786,005       $1,686,180
                                              ==========       ==========

See notes to consolidated financial statements

Consolidated Statements of Income

Dollar amounts in thousands,                        52 Weeks Ended
except per share data                  ---------------------------------------
                                       December 28,   December 30, December 31,
                                              1996           1995         1994
                                       -----------    -----------  -----------

Net sales                               $2,889,988     $3,083,737   $2,981,359
Cost of goods sold                       2,237,789      2,386,707    2,312,228
                                        ----------     ----------   ----------
                                           652,199        697,030      669,131
Expenses:
  Operating selling and administrative     449,247        461,401      440,335
  Depreciation and amortization             93,951        104,963       94,491
  Interest                                 104,602         60,046       53,715
  Amortization of deferred
    financing costs                          5,406            432          509
  Restructuring charges                    201,622        140,000
                                        ----------     ----------   ----------
                                           854,828        766,842      589,050
                                        ----------     ----------   ----------

      INCOME (LOSS) BEFORE INCOME TAXES
        AND EXTRAORDINARY CHARGE         (202,629)       (69,812)       80,081
Income taxes (benefit)                    (80,245)       (29,300)       31,300
                                        ---------      ---------    ----------
      INCOME (LOSS) BEFORE
        EXTRAORDINARY CHARGE             (122,384)       (40,512)       48,781
Extraordinary charge on
  extinguishment of debt,
  net of tax benefit                       41,782
                                        ---------      ---------    ----------

      NET INCOME (LOSS)                 $(164,166)     $ (40,512)   $   48,781
                                        =========      =========    ==========
Income (loss) per share of Common Stock:
  Income (loss) before
    extraordinary charge                $    (6.28)    $    (1.62)  $     1.73
  Extraordinary charge                       (2.14)
                                        ----------     ----------   ----------
  Net income (loss)                     $    (8.42)    $    (1.62)  $     1.73
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
                                   ==========     ====     ===========     ======    ========    =========   =========  =========

See notes to consolidated financial statements

Consolidated Statements of Cash Flows


                                              52 Weeks Ended
                               --------------------------------------------
Dollar amounts in thousands    December 28,    December 30,     December 31,
                                      1996           1995              1994
                               -----------     -----------      -----------
OPERATING ACTIVITIES:
Net income (loss)               $ (164,166)     $ (40,512)        $  48,781
Adjustments to reconcile net
  income (loss) to net cash
  provided by operating activities:
    Depreciation and
      amortization                  93,951        104,963            94,491
    Amortization of deferred
      financing costs                5,406            432               509
    Deferred income taxes
      (benefit)                    (58,703)       (53,400)           10,500
    Restructuring charges          201,622        140,000
    Extraordinary charge            69,636
    Other                              551            568               635
      Changes in operating
        assets and liabilities:
          Rebates and accounts
            receivable               8,966          1,794            (4,758)
          Refundable income
            taxes                  (49,832)
          Inventories               68,894         (5,418)          (11,625)
          Prepaid expenses
            and deposits             5,561         (5,397)           (1,324)
          Trade accounts
            payable                 18,483        (21,691)           50,618
          Accrued sales and
            other taxes            (15,608)         6,583             5,927
          Accrued payroll and
            related benefits         3,391          7,058             3,100
          Accrued other expenses   (29,882)         6,101             7,205
          Accrued restructuring
            costs                  (76,232)
                                ----------      ---------         ---------
      CASH PROVIDED BY
        OPERATING ACTIVITIES        82,038        141,081           204,059

INVESTING ACTIVITIES:
  Additions to property
    and equipment                 (101,303)      (149,035)         (146,676)
  Proceeds from sale of
    property and equipment         146,075          5,841            20,949
   Other                             4,269         (3,480)           (2,158)
                                ----------      ---------         ---------
      CASH PROVIDED BY (USED IN)
        INVESTING ACTIVITIES        49,041       (146,674)         (127,885)

FINANCING ACTIVITIES:
  Additions to long-term
    debt                         1,380,000         45,978            27,000
  Payments on long-term
    debt                          (887,425)       (18,686)          (33,594)
  Redemptions of
    Preferred Stock                 (1,000)        (1,108)           (1,042)
  Purchases of Treasury
     Stock                        (453,581)        (9,039)         (109,239)
  Proceeds from sale of
    Treasury Stock                   1,814          5,278             7,693
  Payments for deferred
    financing costs                (79,224)           (22)
  Fees paid on early
    extinguishment of debt         (57,287)
  Payment of dividends              (3,761)       (14,917)          (14,725)
  Other                              1,772
                                ----------      ---------         ---------
      CASH PROVIDED BY (USED IN)
        FINANCING ACTIVITIES       (98,692)         7,484          (123,907)
                                ----------      ---------         ---------
      NET INCREASE (DECREASE)
        IN CASH AND CASH
        EQUIVALENTS                 32,387          1,891           (47,733)
Cash and cash equivalents at
  beginning of year                 16,079         14,188            61,921
                                ----------      ---------         ---------
  CASH AND CASH EQUIVALENTS AT
    END OF YEAR                 $   48,466      $  16,079         $  14,188
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
                                                      ========

The Company recorded a reserve of $40.4 million in the purchase price allocation in connection with the closure of certain stores and Smitty's corporate office and the cancellation of duplicate contractual agreements. This reserve includes lease termination costs, contract cancellation fees, and closure costs. The store closures and contract terminations are expected to be completed by December 1997. The reserve balance at December 28, 1996 was $26.8 million.
The Company also recorded a reserve of $5.6 million for costs related to the termination of duplicative personnel which was paid during 1996.

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

NOTE C - Property and Equipment

The Company depreciates its buildings over 25 to 30 years and its fixtures and equipment over a period of 2 to 9 years and amortizes its leasehold improvements over their estimated useful lives or the life of the lease, whichever is shorter. Property and equipment consists of the following:

                                                Allowances              Net
Dollar amounts in                            for Depreciation          Book
  thousands                         Cost     and Amortization         Value
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

The following table presents the components of the accrued restructuring costs and actual activity for the year ended December 31, 1996:

                                      Costs                       Accrued
                     Balance at    Incurred   Adjustments      Restructuring
Dollar amounts      December 30,     during  & Additional        Costs at
  in thousands             1995        1996       Charges    December 28, 1996
                    -----------    --------  ------------    ------------------
                                                            Current   Long-term
                                                            -------   ---------

Charges for
  lease
  obligations           $65,600     $23,813      $(19,922)  $14,096     $ 7,769
Inventory                16,000      16,020           (20)
Termination costs        10,000      24,633        17,174     2,541
Property maintenance
  costs and other         6,400      10,714        16,047     9,041       2,652
                        -------     -------      --------   -------     -------
                        $98,000     $75,180      $ 13,279   $25,678     $10,421
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