Form 10-K/A, Exhibit 13
period 1996-12-28
SMITHS FOOD & DRUG CENTERS INC
filed 1997-08-06
CIK 850309

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

The Company also completed a self tender offer on May 23, 1996 pursuant to which it purchased 50% of its outstanding Class A and Class B Common Stock for $36 per share, excluding the shares issued in connection with the Smitty's merger (together with the Merger, the "Recapitalization"). The purchase of shares in the tender offer was accounted for as a purchase of treasury stock which was subsequently retired. The tender offer price of $36 per share was set in January 1996 by the Company's Board of Directors to allow stockholders to sell at least 50% of their shares at an appropriate premium of approximately $8.00 per share above trading prices of the Class B Common Stock on the New York
Stock Exchange prior to the announcement of the tender offer. Debt consisting of $575 million principal amount of 11 1/4% senior subordinated notes due 2007 and $805 million principal amount of secured bank term loans at various interest rates were used to finance the stock purchase, repay certain existing indebtedness, and pay premiums related to early repayment of such indebtedness.

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

As part of the Recapitalization (see Note B), the Company purchased 50% of the outstanding stock options at May 23, 1996 and reduced the exercise price from $19.00 to $15.00 per share on the remaining options outstanding. All other terms of the granted options remained the same. Additional compensation expense of $3.7 million resulting from the reduction in the exercise price will be amortized over the remaining vesting periods of the options ranging from 3 to 9 years.

The options outstanding at December 28, 1996 are exercisable as follows:

                                               Number of
                                                 Shares
                                                -------
Options exercisable in the future
  1999                                          230,500
  2000                                           50,000
  2001                                          131,000
  2002                                           26,750
  2003                                          191,500
  2004                                            5,500
  2005                                           52,000
                                                -------
                                                687,250
Options currently exercisable                   114,000
                                                -------
                                                801,250
                                                =======

Compensation expense for the difference between the market value of the options on the grant date and the grant price is recognized on a straight-line basis over the vesting period of the options. The amounts charged to operations were $12.7 million in 1996, $.6 million in 1995 and $.6 million in 1994. The charge for 1996 included $12.3 million recognized on the purchase of 805,750 options for $36 per share less the exercise price of $19.00 per share.

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